UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 20, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By: Name	/s/ Stuart MacKenzie Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: February 20, 2009

20 February 2009 Australian Securities Exchange Company Announcements Office 4th Floor 20 Bridge Street SYDNEY NSW 2000 Dear Sir Amendment to 2008 Preliminary Final Report We refer to the following documents lodged with the Australian Securities Exchange yesterday, 19 February 2009: Lihir Gold Limited’s preliminary final report (Appendix 4E) and Annual Financial Report for the fiscal year ended December 31, 2008; and. Market Release — Financial Results. As a result of file corruption, a formatting error occurred in the current liabilities section of the Statements of Financial Position in the preliminary final report (Appendix 4E) and Annual Financial Report. The information was correctly set out in the Statement of Financial Position in the Market Release. A similar issue arose in Note 18, Property, Plant and Equipment. We have also amended the information as to the number of employees whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 in Note 33 to the Annual Financial Report (on page 71). There have been minor rounding, formatting and pagination changes flowing on from these amendments. Attached is a revised version of the preliminary final report (Appendix 4E) and Annual Financial Report. Yours sincerely, Stuart MacKenzie Group Secretary

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea Annual Financial Report — 31 December 2008 TABLE OF CONTENTS ASX APPENDIX 4E 1 DIRECTORS’ REPORT 3 STATEMENTS OF COMPREHENSIVE INCOME 15 STATEMENTS OF FINANCIAL POSITION 16 STATEMENTS OF CHANGES IN EQUITY 17 STATEMENTS OF CASH FLOWS 19 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS 20 DIRECTORS’ DECLARATION 74 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS 74

LIHIR GOLD LIMITED AND CONTROLLED ENTITIES ASX APPENDIX 4E FOR THE FULL-YEAR ENDED 31 DECEMBER 2008 RESULTS FOR ANNOUNCEMENT TO THE MARKET Current reporting period: 12 months ended 31 December 2008 Previous corresponding reporting period: 12 months ended 31 December 2007 (All comparisons to full year ended 31 December 2007) 31 December 2008 US$ M Revenue from ordinary activities up 51.6% from 498.4 to 755.6 Operating profit before other income/expenses and tax up — from (35.8) to 162.0 Net profit after tax and before non-cash hedging losses and non-recurring items attributable to members of the parent entity (“underlying profit”) up 53.6% from 120.4 to 184.9 Profit from ordinary activities after tax attributable to members up — from (24.1) to 109.3 Net profit for the period attributable to members up — from (24.1) to 109.3

Dividends The Company has not proposed to pay any dividends. Review of results Refer to the attached Directors report and management discussion and analysis. Other information required by Listing Rule 4.3A 31 December 2008 31 December 2007 Net tangible assets per share (US cents) 1.0 9.7 Details of entities over which control has been gained during the current reporting period: Equigold Pty Limited (incorporated in Australia) 17 June 2008 Swindon Holdings Pty Limited (incorporated in Australia) 17 June 2008 Stanmines Pty Limited (incorporated in Australia) 17 June 2008 Kim Resources Pty Limited (incorporated in Australia) 17 June 2008 Equigold Mines CI SA (incorporated in Cote d’Ivoire) 17 June 2008 Equigold CI SA (incorporated in Cote d’Ivoire) 17 June 2008 The contribution from these entities for the period 17 June 2008 — 31 December 2008 was $8.2m net profit before tax and $5.2m net profit after tax. The consolidated results for these entities for the whole of the previous corresponding period is impractical to disclose due to differences in reporting currencies and accounting policies. Audit Report The audit report issued in relation to the 2008 full Financial Report is attached. Given to ASX under Listing Rule 4.3A This report should be read in conjunction with the 2008 Fourth Quarter Production Report released on 28 January 2009. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 12 months to December 2008 compared with the 12 months to December 2007. Thursday, 19 February 2009

DIRECTORS’ REPORT The Directors present their report on the consolidated entity (the “Consolidated Entity”) consisting of Lihir Gold Limited (the “Company”) and the entities it controlled at the end of, or during, the financial year ended 31 December 2008. All amounts are US dollars unless stated otherwise. THE BOARD OF DIRECTORS The names of the Directors in office during the year and still in office at the date of this report are: Dr Ross Garnaut (Chairman) Mr Arthur Hood (Managing Director and Chief Executive Officer) Mr Bruce Brook (Non-Executive Director) Dr Peter Cassidy (Non-Executive Director) Dr Michael Etheridge (Non-Executive Director) Mrs Winifred Kamit (Non-Executive Director) Mr Geoff Loudon (Non-Executive Director) Mr Alister Maitland (Non-Executive Director) Each was a director during the whole of the year. Details of each current Director’s qualifications, experience and special responsibilities are set out in the Annual Report. A statement of Director’s independence is included in the Corporate Governance Statement in the Annual Report. BOARD AND COMMITTEE MEETINGS The number of board and committee meetings attended by each of the directors who held office during the financial year are: Sustainable Remuneration Safety & Board Audit Development & Nomination Technical Director Meetings Ad hoc(1) Committee Committee Committee Committee Eligible Eligible Eligible Eligible Eligible Eligible to attend Attended to attend Attended to attend Attended to attend Attended to attend Attended to attend Attended Ross 9 9 3 3 6 6 4 4 4 4 — - Garnaut Arthur 9 9 2 2 — - — - — - — - Hood (2) Bruce 9 9 2 2 6 6 — - — - — - Brook Peter 9 9 3 2 — - — - 4 4 4 4 Cassidy Michael 9 9 — - — - — - — - 4 4 Etheridge Winifred 9 8 — - — - 4 4 4 4 — - Kamit Geoff 9 7 — - — - 4 4 — - 4 4 Loudon Alister 9 9 3 2 6 6 — - — - — - Maitland (1) During the year ad hoc committees were established in relation to the approval of proposed Bilateral Finance Facility Agreement with the Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia Limited, National Australia Bank Limited and Société Generale Australia Branch, the merger with Equigold Pty Limited (formerly Equigold NL) and the Million Ounce Plant Upgrade Project. (2) The Managing Director attends meetings of the Audit Committee, the Sustainable Development Committee and the Safety and Technical Committee under a standing invitation. Certain Audit Committee sessions are held in the absence of management (including the Managing Director). (3) Where appropriate, Directors who are not members of the Audit Committee, Sustainable Development Committee and Safety and Technical Committee are invited to attend, and regularly attend, meetings of these committees.

DIRECTORS’ INTERESTS AND BENEFITS The interests of the Directors as at the date of this report are set out below: Director Nature of Interest Companies in which the director is to be regarded as interested Interest held by director in shares in Lihir Gold Limited Ross Garnaut Chairman PNG Sustainable Development Program Ltd 113,523 (1) Director Ok Tedi Mining Limited Director Lowy Institute of International Policy Limited Director Maccullochella Pty Limited Chairman of the Board of International Food Policy Research Institute Trustees Arthur Hood — - 517,953 Bruce Brook Director Snowy Hydro Limited 53,334 (2) Director Boart Longyear Limited Member Financial Reporting Council Member Salvation Army Audit Committee Member University of Melbourne Finance Committee Peter Cassidy Chairman Energy Developments Ltd 44,301 (3) Director Sino Gold Mining Ltd Michael Chairman Van Dieman Mines plc. 61,728 (4) Etheridge Geoff Loudon Chairman L & M Group 143,840 Chairman L & M Petroleum Limited Chairman Nautilus Minerals Inc. Director Port Moresby City Mission Limited Winifred Kamit Director New Britain Palm Oil Limited 2,667 (5) Senior Partner Gadens Lawyers Director and Secretary Gadens Administration Services Limited Director and Secretary Kamchild Limited Director South Pacific Post Limited Director Post Courier Limited Director Allied Press Limited Director and Secretary Bunowen Services Limited Director Steamships Trading Company Limited Director Nautilus Minerals Niugini Limited Director Anglicare (Stop Aids) PNG Alister Chairman Folkestone Ltd 80,864 (6) Maitland Chairman Eastern Health Network Chairman Sterling Biofuels International Ltd Notes: (1) Held by Maccullochella Pty Ltd of which Dr Garnaut is a Director and shareholder. (2) 13,334 of which are held by Eagle’s Rest 156 Pty Limited as trustee of the Brook Family Superannuation Fund and 20,000 of which are held by Ms G D Brooks. (3) 26,667 of which are held by Cassidy Waters Pty Limited as trustee for Cassidy Superannuation Fund. (4) Held by Tectonex Geoconsultants Pty Ltd as trustee for the Etheridge Superannuation Fund. (5) Held by Kamchild Limited of which Mrs Kamit is a Director and shareholder. (6) Held by the Alister Maitland Superannuation Fund. SECRETARY Mr. Stuart MacKenzie is authorised by the Board under section 169(3) of the PNG Companies Act, 1997 to do anything required or authorised to be done by a company secretary under the Companies Act 1997, the Company’s constitution or any resolution of the Board. INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS Under its constitution, the Company has, to the extent permitted by law, agreed to indemnify all Directors and officers for any: • liability to any person (other than the Company or a Company related to it) for any act or omission in that person’s capacity as a Director or officer; and • costs incurred by that person in settling or defending any claim or proceeding relating to any such liability, not being criminal liability or liability in respect of a breach of the duty to act in good faith and in the best interests of the Company. During the year, the Company has paid an insurance premium in respect of a contract insuring them individually or jointly while performing its services for the Company, and expenses relating thereto, in accordance with the Company’s constitution and the Companies Act 1997. In accordance with commercial practice, the insurance policy prohibits disclosure of the amount of the premium and the nature and amount of the liability covered. No claims were made during the year.

PRINCIPAL ACTIVITIES During the year the principal continuing activities of the Consolidated Entity consisted of the exploration for, development of and mining and processing of, gold assets. During the year, there was no material change in the nature of the business carried on by the Consolidated Entity. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS In June 2008 the Consolidated Entity acquired 100% of Equigold Pty Limited (formerly Equigold NL) (“Equigold”). Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines Pty Limited (formerly Stanmines NL) (“Stanmines”), and Kim Resources Pty Limited (formerly Kim Resources NL) ( “Kim Resources”) and two of which are incorporated in Cote d’Ivoire: Equigold Mines Cote d’Ivoire SA (85% interest) and Equigold Cote d’Ivoire SA (95% interest). Under the scheme of arrangement for the merger, Equigold shareholders received 33 shares in the Company for every 25 Equigold shares held. In December 2008, Equigold, Stanmines and Kim Resources changed their company type from no liability companies to proprietary limited companies. RESULTS AND REVIEW OF OPERATIONS Record gold production and higher realised gold prices have enabled the Consolidated Entity to report a record underlying profit of $184.9 million for the 12 months to December 2008, up 54 percent compared with the prior year. Net profit after tax attributable to members rose to $109.3 million from a loss of $24.1 in the previous corresponding period. The result reflects an outstanding performance from the cornerstone Lihir Island operation and the successful completion of an agreed merger with Equigold. Finalised in June, the merger brought the well established Mt Rawdon gold mine in Queensland and the Bonikro operation in Cote d’Ivoire into the LGL group firmly establishing LGL as a major global gold producer. At year end, the LGL group had four mines operating in three countries producing at a combined rate of more than 1 million ounces of gold per year providing the company with diversified cashflows and strong future growth potential. Gold production for the full year was a record 882,000 ounces, 26% higher than 2007, with production benefiting from strong operating performance at Lihir and a solid contribution from the former Equigold mines. The 2008 production summary for the LGL Group was as follows: 2008 Production Summary (Ozs) Operation FY 2008 Lihir, PNG 771,455 Mt Rawdon, QLD 53,592 (1) Kirkalocka, WA 9,442 (2) Bonikro, Cote d’Ivoire 36,735 (3) Ballarat, VIC 10,366 Total 881,590 (1) The acquisition of Mt Rawdon was effective from 17 June 2008. Mt Rawdon poured 102,415 ounces of gold (full year 2008), with 53,592 ounces attributable to the Consolidated Entity. (2) The acquisition of Kirkalocka was effective from 17 June 2008 with Kirkalocka ceasing production on 14 August 2008. Kirkalocka poured 30,474 ounces of gold (full year 2008) with 9,442 ounces attributable to the Consolidated Entity. (3) The acquisition of Bonikro was effective from 17 June 2008 with the Bonikro operation being commissioned in October 2008. Lihir production, at 771,455 ounces, was a record and benefited from significantly improved process plant operation. This followed the expansion of the plant in late 2007, which included the installation of additional milling capacity and a flotation circuit. Process plant throughput was at record levels in 2008 including a 28% increase in mill throughput to 6.2 million tonnes and record 4.8 million tonnes through the autoclaves. Gold grade of autoclave feed increased by 6% to 5.86 g/t, as the benefits of the flotation circuit were brought to fruition. The Mt Rawdon mine contributed 53,592 ounces to group production from acquisition date of June 17 to year end. The operation continues to maintain its well established track record for consistent, low cost gold output. At Bonikro, gold production commenced on October 7 and a total of 36,735 ounces were produced in the three months to the end of the year. Ore production was from softer oxide ores which allowed higher throughput levels. Gold grade, at 2.19 g/t, was above plan. The Kirkalocka mine contributed 9,442 ounces to the Consolidated Entity before the plant ceased operation in August. At Ballarat, mining of the first production stopes commenced in the December quarter, later than planned due to delays in underground development. Gold production for the year totalled 10,366 ounces. Development is continuing in the current year and mining strategies are being refined to enable consistent supply of high grade ore to the process plant. The key features of the financial results were as follows: Total revenue for the year rose by 52% to a record $756 million, driven by a combination of higher production (23%) and a higher gold price (29%). Carbon credits added around $4.5 million to revenue. Total cash operating cost, before depreciation and amortisation, totalled $367 million, up 63% on the previous year. The increase reflected higher throughput, production and sales volumes, increased fuel prices and adverse exchange rate movements. On a unit cost basis, cost increases were less pronounced. Gross cash costs per ounce rose by 19% and total cash costs by 34%.

Mine EBITDA improved strongly for the year, rising 42% to $389 million. This increase reflected the strong improvement in operational performance at Lihir and the contribution of the newly acquired operations. Underlying profit was a record $185 million, up 54% on the previous year. Net profit after tax attributable to equity holders of the Company was $109 million, up from a loss of $24 million in 2007. Operating cash flows for the year were $212 million. Discussion and analysis of the Statement of Comprehensive Income Revenue Sales revenue rose significantly during 2008 as a result of a 23% increase in gold sales volume, and a 28% rise in realised gold price. Total gold sales of 868,926 ounces include the sale of 95,047 ounces from Mt Rawdon, Bonilkro and Kirkalocka and 8,396 pre-production ounces from Ballarat. The contribution from certified emission reduction (CER) certificates added $4.5 million to sales revenue. Cost of sales Cost of sales of $451.3 million was up 73% on the previous year. The increase reflects higher throughput, production and sales volumes at Lihir and the addition of the Equigold mines combined with cost pressures faced across the mining industry. Mining expenses and power generation were significantly higher due to the high oil prices throughout most of the year. The increase in depreciation and amortisation reflects higher gold production, the full year impact of the flotation circuit commissioned at Lihir late 2007, the inclusion of Mt Rawdon and Bonikro operations, and $26.2 million of amortisation arising from the purchase price allocation for Mt Rawdon and Bonikro. Corporate expenses Corporate office expenses have increased with the continued growth and expansion of the Company’s operations. Corporate expenses also include certain transaction-related costs associated with the Equigold merger. Exploration Exploration expenditure of $8.5 million was in line with prior year spending. Exploration expenditure in Cote d’Ivoire was offset by a reduction in exploration expenditure for geothermal steam on Lihir Island. Exploration expenditure at Ballarat was steady. Hedging loss The hedging loss of $75.5 million reflects non-cash hedging losses of $76.7 million from the closed-out LGL hedge book in 2007 and the net effect, after fair value adjustments, of delivery into the acquired Equigold hedge book; this latter item is measured as the difference between the prevailing spot price of gold at the time of such delivery and the prevailing price (A$939/oz) at the date of completing the merger with Equigold. The balance of the Equigold hedge book covers 115,797 ounces sold forward at A$600/0z for delivery on a quarterly basis until September 2010. Other expenses Losses on fixed asset disposals and an impairment loss on available-for-sale investments resulted in increased other expenses for the year. Fixed asset losses predominantly arose at Lihir operations and related to geothermal and dewatering wells mined out or assessed as no longer productive. Exchange differences on translation of foreign operations The Consolidated Entity is a US denominated entity however its Australian subsidiaries have a functional currency of Australian dollars. Consequently these entities are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The weakening Australian dollar resulted in an unfavourable $158.5 million adjustment to net assets and thus comprehensive income. Income tax expense Income tax expense for the year was $51.8 million resulting in an effective tax rate of 32%. The effective tax rate is higher than the statutory rate due to the non-deductibility of mineral reserve amortisation and exploration expenses in Ivory Coast and other non-deductible expenses. No cash tax was paid in 2008. At end of 2008, L GL had carried forward tax losses (measured at the applicable 30% tax rate) of around $151 million in PNG and around $40 million in Australia. In Ivory Coast, under the investment convention for Bonikro, LGL has a 5 year tax holiday. On current forecasts LGL expects to become liable to pay tax in 2010 in Australia and 2011 in PNG. Discussion and analysis of the Statement of Financial Position The Consolidated Entity’s net assets and total shareholders equity increased during the year by 36% to $2.9 billion. This was predominantly due to the merger with Equigold and the increased net profit contribution from Lihir operations. The rise in intangible assets and deferred income tax liability are mostly a result of the merger and the residual Equigold hedge book is reflected in current and non-current derivative accounts. During the year the Company established lines of credit with a number of institutions giving it access to $250 million. No debt had been drawn on these facilities at 31 December 2008.

Discussion and analysis of the Statement of Cash Flows Cash on hand at the end of the year totalled $65 million. Cash balances decreased by $109.5 million during the year due mainly to capital expenditure and a pre-acquisition advance of $49.7 million to Equigold which was used to partially close out its hedge book prior to the merger. The merger with Equigold increased the Consolidated Entity’s cash by $9.1 million. Cash generated from operations increased to $212 million from negative $270 million in 2007 which was affected by the close out of the hedge book. The healthy operating cash flow was mainly due to higher sales volumes and increased gold prices. This was offset in part by increased operating costs. Net cash used in investing activities for capital expenditure totalled $277.9 million as the Consolidated Entity invested in the development of the Ballarat and Bonikro operations and continued to expand Lihir operation’s processing facilities following the announcement to proceed with the MOPU project. The major areas of capital expenditure during the year included: Lihir sustaining capital and Million Ounce Plant Upgrade — $141 million Ballarat operation infrastructure and development expenditure — $108 million Bonikro, CdI — $27 million Financing activities during the half-year included an advance to Equigold of $49.7 million prior to the date of merger. As announced on 10 June 2008, Equigold took advantage of a pull back in the spot gold price at that time to utilise these funds towards partially closing out its hedge book. DIVIDENDS No dividends or distributions have been declared or paid to members during the period. DONATIONS No donations were made to any political parties or for political purposes. Total donation expenditure during the year amounted to $278,350. Mr Geoff Loudon continued to donate his Director’s fees to the Port Moresby City Mission. ENVIRONMENTAL REGULATION AND PERFORMANCE The operation of the Consolidated Entity in Papua New Guinea is subject to the environmental regulation under the laws of Papua New Guinea and the New Ireland Province in which it operates. The operations in Australia are subject to environmental regulation under the laws of the Commonwealth and the States in which those operations are conducted. The operations in Cote D’Ivoire are subject to environmental regulation under the laws of Cote d’Ivoire. It is the policy of the Consolidated Entity to comply with all relevant environmental regulations in all countries in which it operates. The Consolidated Entity releases an annual Sustainability Report. Each mining operation is subject to particular environmental regulations specific to the activities undertaken at that site as part of the licence or approval for that operation. There are also a broad range of industry and specific environmental laws which apply to all mining operations and other operations of the Consolidated Entity. The environmental laws and regulations generally address the potential impact of the Consolidated Entity’s activities in relation to water and air quality, noise, surface disturbance, and the impact upon flora and fauna. An important part of the Company’s environmental performance is to identify and track all incidents resulting from its operations so that appropriate action can be taken to prevent reoccurrence. As part of the Company’s commitment to open and transparent reporting, all incidents are reported to the relevant Government authorities and within publicly released reports. Based on LGL’s environmental risk assessment and reporting guidelines, environmental incidents are divided into four separate categories (listed below) according to their significance: Category I: Procedural non-compliance with no environmental impact; e.g. late submission of a report. Category II: Incidents with low potential for impact on the en vironment; e.g. minor fuel spill at a fuelling station. Category III: Incidents with the potential for moderate environmental impact; e.g. a large oil or process chemical spill that cannot be immediately recovered. Category IV: Incidents that have, or potentially have, high environmental impact; e.g. an uncontrolled spill from the mine or process plant that has, or potentially could, kill large numbers of fish or birds. Category III and IV incidents are classified as significant and are reported at Executive Management level with a full investigation report with follow-up actions and sign off. The numbers of events reported in each category during the year are shown in the accompanying table. In all cases environmental authorities were notified of those events where required and remedial action was undertaken. I II III IV 2008 — No. of incidents (1) 152 101 5 1 2007 — No. of incidents (2) 56 24 5 0 (1) The 2008 incidents relate to Lihir Island operations, Ballarat Goldfields operations, Bonikro operations, Kirkalocka operations and Mt Rawdon operations for the full calendar year 2008. (2) The 2007 incidents relate only to Lihir Island operations and Ballarat Goldfields operations. The Category IV environmental incident occurred when the process water dam overflowed offsite at Bonikro Mine for 4 hours and water discharged through local gardens. One category III incident occurred at Ballarat when a major potable water line was damaged during excavation. Whilst the response and repair was actioned swiftly, approximately 1.25ML of potable water was lost washing silt into the nearby river. The other four category III incidents occurred at Bonikro where moderate volumes of surface water drainage from the site discharged washing silt into the local environment. The majority of category II incidents were minor spills of chemical or process water and these were contained within the mine bunding or ponds.

The Lihir Gold Mine tailings are discharged through an Engineered Deep Sea Tailings Placement system. During 2008 the tailings system operated as per design and environmental monitoring showed the system was compliant with PNG water use permits. Mt Rawdon, Ballarat Goldfields and Bonikro operations store waste processed tailings in an engineered Tailings Storage Facility above ground. These structures have been built to meet Engineering specifications for ANCOLD large dam criteria, and are regularly inspected. The Kirkalocka mine site was closed in August 2008 following cessation of processing. The tenements were sold to a third party in 2008 with the Consolidated Entity retaining ownership of the remaining infrastructure and environmental rehabilitation obligations. The Directors are not aware of any environmental matters which would have a materially adverse impact on the overall business of the Consolidated Entity. Further details can be found in the annual Sustainability Report. REMUNERATION REPORT The remuneration report is set out under the following main headings: A Principles used to determine the nature and amount of remuneration B Details of remuneration C Service agreements D Share-based compensation A. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION The Consolidated Entity’s remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced directors and executives. The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As executives gain seniority with the Consolidated Entity, the balance of this mix shifts to a higher proportion of ''at risk’’ rewards. The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices: competitive in structure and quantum with comparator organisations so as to attract, retain and motivate appropriately qualified and experienced executives; acceptability to shareholders; performance linkage / alignment of executive compensation; transparency; capital management. In consultation with external remuneration consultants, the Consolidated Entity has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation. Alignment to shareholders’ interests: has company profit as a core component of plan design; focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value; attracts and retains high calibre executives. Alignment to program participants’ interests: rewards capability and experience; reflects competitive reward for contribution to growth in shareholder wealth; provides a clear structure for earning rewards. The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and recommendations on remuneration packages and other terms of employment for executive Directors, other executives and non-executive directors. The Corporate Governance Statement provides further information on the role of this committee. Non-Executive Directors and Chairman As the focus of the Board is on the long-term direction and well-being of the Company, there is no direct link between non-executive directors’ remuneration and the Company’s short-term results. Non-executive directors do not receive any performance related remuneration. Remuneration is limited to the payment of Board fees which serves to help maintain independence and impartiality. Remuneration is fixed rather than variable, and is determined with reference to the level of fees paid to Board members of other PNG corporations, Australian corporations of comparable size, the complexity of the Company’s operations and the workload requirements of Board members. The Board’s Remuneration and Nomination Committee has oversight of the fees paid to non-executive directors. External independent remuneration advisers are engaged by the committee to provide advice on appropriate fee levels when these matters are being considered. The Chairman’s fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Details of the Board fees payable to non-executive directors in respect of the year ended 31 December 2008 are set out below. The Company pays additional fees for membership or chairing of the Board’s committees. No other benefits were paid or are payable to non-executive directors. Non-executive directors and the Chairman do not receive share rights.

Executive Directors Executive Directors do not receive separate Board fees as part of their remuneration packages. Directors’ fees The current base remuneration was last reviewed with effect from 20 May 2008. The Chairman’s remuneration is inclusive of committee fees while other non-executive directors who chair, or are a member of, a committee receive additional yearly fees. Total annual remuneration paid to all non-executive directors is limited to the aggregate amount of $1,000,000 authorised by the Company’s shareholders at the Annual General Meeting on 24 April 2007. The following fees have applied: 2008 2007 $ $ Dr Ross Garnaut (2) (3) 282,787 255,000 Mr Bruce Brook (2) 118,893 107,350 Dr Peter Cassidy (2) 121,393 107,500 Dr Michael Etheridge (2) 103,306 71,735 Mrs Winifred Kamit (1) 121,393 109,850 Mr Geoff Loudon (1) 112,350 100,000 Mr Alister Maitland (2) 103,306 71,735 For the year ended 31 December 2008, fees have been paid as follows: Base fees Audit committee fees Remuneration and nomination committee fees Safety and technical committee fees Sustainable development committee fees Total Directors fees Dr Ross Garnaut 282,787 282,787 Mr Bruce Brook 94,262 24,631 118,893 Dr Peter Cassidy 94,262 9,044 18,087 121,393 Dr Michael Etheridge 94,262 9,044 103,306 Mrs Winifred Kamit 94,262 9,044 18,087 121,393 Mr Geoff Loudon 94,262 9,044 9,044 112,350 Mr Alister Maitland 94,262 9,044 103,306 Audit Committee — Chairman Mr Bruce Brook Remuneration and Nomination Committee — Chairman Dr Ross Garnaut Safety and Technical Committee — Chairman Dr Peter Cassidy Sustainable Development Committee — Chairperson Mrs Winifred Kamit Notes: (1) Fees are paid to Mrs Kamit and Mr Loudon in PNG Kina. Mr Loudon’s fees are donated to the Port Moresby City Mission. (2) Fees are paid to Dr Garnaut, Mr Brook, Dr Cassidy, Dr Etheridge and Mr Maitland in Australian dollars equivalent to the amount reported. (3) The services of Dr Garnaut are provided through Dr Garnaut’s family company, Maccullochella Pty Limited. Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties. There are no schemes for retirement benefits for non-executive directors and no retirement benefits are payable by the Company to any non-executive director. Executive remuneration The Managing Director is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company. The Board, through its Remuneration and Nomination Committee, has oversight of the remuneration policies and terms of employment for all of the Company’s senior executives. The executive pay and reward framework has three components: base package including superannuation and benefits; short-term performance incentives; and long-term incentives through participation in the Lihir Executive Share Plan (the “LESP”). The combination of these comprises the executive’s total remuneration. Base package Structured as a total employment cost package which may be delivered as a combination of cash and prescribed non-financial benefits at the executive’s discretion. Executives are offered a competitive base package that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure the base package is set to reflect the market for a comparable role. Base package for executives is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion. The Consolidated Entity contributes superannuation on behalf of executives at the minimum prescribed statutory amount. There are no guaranteed base package increases included in any executive’s contracts.

Benefits Executives receive benefits including death and total permanent disability insurance, salary continuance insurance and car parking. Short-term incentives Short term incentives (“STI”) are awarded upon achievement of individual performance targets based on specific operational and financial criteria developed for each executive based on judgement of relevant key business and improvement drivers for the year set at the beginning of each year. Cash incentives (bonuses) are payable in March the following year after assessment of performance against the criteria. Performance criteria include specific targets related to gold production, production costs, cash flow and profitability, as well as targets relating to safety, environment and community relations criteria. Each year, the Remuneration and Nomination Committee considers the appropriate targets and key performance indicators (KPIs) to link the STI plan and the level of payout if targets are met. This includes setting any maximum payout under the STI plan and minimum levels of performance to trigger payment of STI. The Remuneration and Nomination Committee is responsible for reviewing recommendations from the Managing Director and passing such resolutions as it sees fit on participation of senior executives reporting to the Managing Director in short term incentive schemes. The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Remuneration and Nomination Committee. For 2008 the following targets applied: STI Target Level Managing Director Key management personnel Attainment of Target 60 % of Base package (before tax) 40 % of Base package (before tax) Long-term incentives Long term incentives are awarded in the form of share rights in accordance with the terms of individual employment contracts and the LESP. Further details regarding long-term incentives can be found within section D of this remuneration report — Share-based compensation. B. DETAILS OF REMUNERATION Amounts of remuneration Details of the remuneration of the directors and the key management personnel (as defined in IAS 24 Related Party Disclosures) of the Consolidated Entity are set out in the following tables. The key management personnel of the Consolidated Entity are those executives that report directly to the Managing Director being: Phil Baker — Chief Financial Officer Mark Clark — Executive General Manager West Africa and Corporate Services (appointed 17 June 2008, resigned 14 November 2008) Noel Foley — Executive General Manager, PNG Operations Graham Folland — Executive General Manager Corporate Development Tim Fry — Executive General Manager West Africa and Corporate Services (appointed 1 November 2008) Morgan Hart — Executive General Manager Australia and Africa Operations (appointed 17 June 2008, resigned 31 December 2008) Stuart MacKenzie — Group Secretary and General Counsel The key management personnel of the Company include the Directors as per pages 9 and 11 above and the following executive officers who have authority and responsibility for planning, directing and controlling the activities of the entity: Noel Foley - Executive General Manager, Papua New Guinea Operations As these key management personnel are listed below in respect of the Consolidated Entity, details are not repeated for the Company. During the period ended 31 December 2008 the organisational structure was changed such that the number of management personnel reporting directly to the Managing Director was reduced. Key management personnel and other executives of the Consolidated Entity Long- Share- term based 2008 Short-term employee benefits Post-employment benefits benefits payments Cash Cash Non monetary Super- Long service Name salary and fees bonus benefits (4) annuation Other leave Share rights Total $ $ $ $ $ $ $ $ Non-executive directors Dr Ross Garnaut — Chairman 282,787 — - — - — - 282,787 Mr Bruce Brook 118,893 — - — - — - 118,893 Dr Peter Cassidy 121,393 — - — - — - 121,393 Dr Mike Etheridge 103,306 — - — - — - 103,306 Mrs Winifred Kamit 121,393 — - — - — - 121,393 Mr Geoff Loudon 112,350 — - — - — - 112,350 Mr Alister Maitland 103,306 — - — - — - 103,306 Sub-total non-executive directors 963,428 — - — - — - 963,428 Executive directors Arthur Hood 1,403,782 552,516 9,422 104,051 — 19,868 1,740,208 3,829,847

Key management personnel and other executives of the Consolidated Entity Long- Share- term based 2008 Short-term employee benefits Post-employment benefits benefits payments Cash Cash Non monetary Super- Long service Name salary and fees bonus benefits (4) annuation Other leave Share rights Total $ $ $ $ $ $ $ $ Other key management personnel Phil Baker 367,475 70,767 12,395(5) 33,073 — 2,074 244,482 730,266 Mark Clark(1) 166,158 12,950 2,355 16,037 — - — 197,500 Noel Foley 277,505 37,582 — 85,251 — - 260,007 660,345 Graham Folland 304,066 59,939 25,979(6) 27,366 — 2,817 222,526 642,693 Tim Fry(2) 51,907 17,322 — 4,672 — 10 — 73,911 Morgan Hart(3) 203,767 45,032 2,355 16,276 — - — 267,430 Stuart MacKenzie 244,281 46,930 9,422 21,985 — 1,748 183,017 507,383 Total key management personnel compensation 3,982,369 843,038 61,928 308,711 — 26,517 2,650,240 7,872,803 Notes: (1) Mr Clark commenced employment with the Consolidated Entity on 17 June 2008 and ceased employment with the Consolidated Entity on 14 November 2008. (2) Mr Fry commenced employment with the Consolidated Entity on 17 November 2008. (3) Mr Hart commenced employment with the Consolidated Entity on 17 June 2008 and ceased employment with Consolidated Entity on 31 December 2008. (4) Non-monetary benefits include car parking, salary continuance, death and total permanent disablement and motor vehicle benefits. (5) Included in the total non-monetary benefit is a car benefit of $2,973. (6) Included in the total non-monetary benefit is a car benefit of $16,576. Key management personnel and other executives of the Consolidated Entity Long- Share- term based 2007 Short-term employee benefits Post-employment benefits benefits payments Non Cash Cash monetary Super- Long service Name salary and fees bonus benefits (7) annuation Other leave Share rights Total $ $ $ $ $ $ $ $ Non-executive directors Dr Ross Garnaut — Chairman 255,000 — - — - — - 255,000 Mr Bruce Brook 107,350 — - — - — - 107,350 Dr Peter Cassidy 107,500 — - — - — - 107,500 Dr Mike Etheridge (1) 71,735 — - — - — - 71,735 Mrs Winifred Kamit 109,850 — - — - — - 109,850 Mr Geoff Loudon 100,000 - - — - — - 100,000 Mr Alister Maitland (2) 71,735 — - — - — - 71,735 Sub-total non-executive directors 823,170 — - — - — - 823,170 Executive directors Arthur Hood 1,080,589 387,299 9,367 66,748 — 16,187 1,154,882 2,715,072
Other key management personnel Phil Baker(3) 278,610 81,732 27,879(8) 26,862 — 885 103,496 519,464 Joe Dowling 195,473 46,242 11,621 20,829 — 3,109 88,734 366,008 Murray Eagle 200,200 97,615 - 84,000 — - 36,459 418,274 Noel Foley 245,000 99,619 4,154 84,000 — - 182,372 615,145 Graham Folland 231,530 79,455 33,888(9) 27,849 — 2,198 110,395 485,315 Stuart MacKenzie 223,358 62,507 11,126 22,159 — 1,417 83,906 404,473 Wojciech Ozga(4)(10) 172,279 — - 14,565 357,865 570 68,266 613,545 Ron Yung 240,825 71,139 9,783 24,541 — 1,601 92,271 440,160 Paul Fulton(5) 46,122 — - 4,151 — - - 50,273 Richard Laufmann(6)(11) 114,020 — - 48,408 484,602 — - 647,030 Total key management personnel compensation 3,851,176 925,608 107,818 424,112 842,467 25,967 1,920,781 8,097,929 Notes: (1) Dr Mike Etheridge commenced as a non-executive director on 20 March 2007. (2) Mr Alistair Maitland commenced as a non-executive director on 20 March 2007. (3) Mr Baker commenced employment with the Consolidated Entity on 21 January 2007. (4) Mr Ozga commenced employment with the Consolidated Entity on 8 March 2007 and ceased employment with the Consolidated Entity on 31 January 2008. (5) Mr Fulton ceased employment with the Consolidated Entity on 23 February 2007. Mr Fulton received a termination payment $408,996 in accordance with his employment contract, which was recognised in the previous financial year. (6) Mr Laufmann commenced employment with the Consolidated Entity on 8 March 2007 and resigned on 8 June 2007. (7) Non-monetary benefits include car parking, salary continuance, death and total permanent disablement and motor vehicle benefits. (8) Included in the total non-monetary benefits is a car benefit of $19,866. (9) Included in the total non-monetary benefits is a car benefit of $25,007. (10) Includes payment on termination of Ballarat employment contract of $357,865. (11) Includes termination payment of $484,602.

More general details of employee remuneration, in accordance with PNG Companies Act requirements, are set out in Note 33 to the Financial Statements. The relative proportions of remuneration that are linked to performance and those that are fixed are as follows: Name Fixed remuneration At risk — STI At risk — LTI 2008 2007 2008 2007 2008 2007 Executive directors of Lihir Gold Limited Arthur Hood 20% 22% 12% 14% 68% 64% Other key management personnel of Consolidated Entity Phil Baker 33% 30% 13% 11% 54% 59% Mark Clark 33% — 13% — 54% — Noel Foley 33% 30% 13% 11% 54% 59% Graham Folland 33% 30% 13% 11% 54% 59% Tim Fry 33% — 13% — 54% — Morgan Hart 33% — 13% - 54% — Stuart MacKenzie 33% 30% 13% 11% 54% 59% C. SERVICE AGREEMENTS Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and the other key management personnel are also formalised in employment contracts. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits and participation, when invited, in the LESP. Other major provisions of the agreements relating to remuneration are set out below. All contracts with executives may be terminated early by either party with the specified period of notice given in accordance with the individual’s employment contract, subject to termination payments as detailed below. Arthur Hood, Managing Director Term of agreement — 5 years commencing 1 October 2005 Base package, inclusive of superannuation of A$1,800,000 to be reviewed annually by the Remuneration and Nomination Committee. Payment of a termination benefit on termination by the Consolidated Entity, other than for bankruptcy, breach of provisions as set out in employment contract, fraud, vacating office as a director of the Company, serious misconduct or unsound mind, equal to the amount calculated as the sum of: the Managing Director’s base package; 60% of the base package (to represent the Short Term Incentive component of remuneration); and 106.67% of the base package (to represent the Long Term Incentive component of remuneration). Phil Baker, Chief Financial Officer Term of agreement — on-going commencing 21 January 2007. Base package, inclusive of superannuation of A$510,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. Mark Clark, Executive General Manager West Africa and Corporate Services Term of agreement — on-going commencing 17 June 2008 and resignation on 14 November 2008. Base package, inclusive of superannuation of A$490,500. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to one month Gross Base Salary (this is inclusive of any owing redundancy or severance pay due to the employee). Noel Foley, Executive General Manager PNG Operations Term of agreement — on-going commencing 13 March 2006. Base package, inclusive of superannuation of A$430,000. Payment of a termination benefit on termination by the Company, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. Graham Folland, Executive General Manager Corporate Development Term of agreement — on-going commencing 1 March 2006. Base package, inclusive of superannuation of A$420,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additi onal 35% of this value.

Tim Fry, Executive General Manager West Africa and Corporate Services Term of agreement — on-going commencing 1 November 2008. Base package, inclusive of superannuation of A$490,000. Payments of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to three months base package (this is inclusive of any owing notice periods, redundancy or severance pay due to the employee). Morgan Hart, Executive General Manager Australia and Africa Operations Term of agreement — on-going commencing 17 June 2008 and resignation on 31 December 2008. Base package, inclusive of superannuation of A$425,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to one month Gross Base Salary (this is inclusive of any owing redundancy or severance pay due to the employee). Stuart MacKenzie, Group Secretary and General Counsel Term of agreement — on-going commencing 14 August 2006. Base package, inclusive of superannuation of A$315,000. Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value. D. SHARE-BASED COMPENSATION Share Rights Share rights over shares in the Company are granted under the LESP which was approved by shareholders at the 2006 annual general meeting. The LESP is designed to provide long-term incentives for executives to deliver long-term shareholder returns. Under the plan, participants are granted share rights which only vest if certain performance standards are met and the employees are still employed by the Consolidated Entity at the end of the vesting period. Participation in the plan is at the Board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits. 2008 Grant Under the 2008 grant, participating executives were offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions are met. Performance conditions under the 2008 grant were set in reference to external measures (the Company’s performance in comparison to external benchmarks). The 2008 grant provides that the testing of the performance conditions will occur as at 31 December 2010. Share rights granted under the plan carry no dividend or voting rights until vested. When exercisable, each share right is a right to acquire an ordinary share in the Company for no consideration. If an executive chooses to not exercise his or her share rights by the end of the relevant exercise period, then those share rights will lapse and the executive will lose his or her entitlement to acquire those shares. Details of share rights provided as remuneration to each director of the Company and each of the key management personnel of the Consolidated Entity are set out below: Name Number of share rights Number of share rights granted during the year vested during the year 2008 2007 2008 2007 Directors of Lihir Gold Limited Arthur Hood 1,649,164 1,535,255 129,249 49,208 Other key management personnel of the Consolidated Entity Phil Baker 192,711 251,786 45,074 N/A Mark Clark Nil N/A Nil N/A Noel Foley 183,644 246,481 41,996 50,148 Graham Folland 158,705 207,890 33,355 42,984 Tim Fry Nil N/A Nil N/A Morgan Hart Nil N/A Nil N/A Stuart MacKenzie 136,033 181,056 30,989 14,969 The assessed fair value at grant date of share rights was independently determined using a Monte Carlo option pricing model, which incorporates market performance conditions such as shareholder return. The model inputs for share rights granted during the year ended 31 December 2008 inclu ded: (a) Exercise price: $ nil (2007 — $ nil) (b) Expected volatility: 46.9% (2007 — 42%) (c) Risk-free interest rate: 6.8% (2007 — 6.12%) (d) Expected life of right (years): 10 years (2007 — 10 years) (e) Weighted average share price at grant date: $2.98 (2007 — $3.08) (f) Expected dividend yield: 0% (2007 — 0%)

The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The expected rate of return used in the valuations was set equal to the prevailing risk-free rate. This was defined as the one-year yield-to-maturity of a Commonwealth Government Bond (to match the share right’s vesting date). Shares provided on exercise of share rights Details of ordinary shares in the Company purchased as a result of the exercise of share rights are set out below. Name Date of exercise of Number share rights share rights exercised during the year 2008 2007 Directors of Lihir Gold Limited Arthur Hood Sep 2008 129,249 49,208 Other key management personnel of the Consolidated Entity Phil Baker — - — Mark Clark — - — Noel Foley Sep 2008 41,996 50,148 Graham Folland Sep 2008 33,355 42,984 Tim Fry — - — Morgan Hart — - — Stuart MacKenzie Sep 2008 30,989 14,969 AUDITOR AND NON-AUDIT SERVICES PricewaterhouseCoopers was reappointed as external auditor of the Consolidated Entity for the 2008 financial year. Details on the fees and charges for provision of audit and non-audit services by that firm are included in Note 36 of the Financial Statements. The Audit Committee has developed a policy to ensure that the independence of the Company’s auditor is not impaired in providing non audit services to the Company; so that both the Company and the external auditor can comply with relevant auditor independence rules which apply in the various jurisdictions in which the Company operates. No officer of the Company who held office during the financial year, and no current officer, was formerly a partner or director of PricewaterhouseCoopers. PNG COMPANY LAW Lihir Gold Limited is a company limited by shares that is incorporated and domiciled in Papua New Guinea. The Company is subject to the Companies Act 1997 of Papua New Guinea. The PNG Securities Act 1997 (the “Securities Act”) also applies to the Company and its shareholders. The Securities Act governs the offering of securities to the public in PNG and deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including stock market manipulation laws; false trading and market rigging transactions; false or misleading statements in relation to securities; fraudulently inducing persons to deal in securities; and disseminating information about illegal transactions. The Securities Act contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed Company. A substantial shareholder is also required to give notice of changes in his or her relevant interest of one percent or more in the relevant class of shares. There are also provisions to allow a Company to require the disclosure of the beneficial owners of shares in the Company. SUBSEQUENT EVENTS There are no matters that have arisen since 31 December 2008 that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years. ROUNDING OF AMOUNTS Amounts included in this director’s report and the financial report have been rounded to the nearest $100,000 unless otherwise indicated. The report is made in accordance with a resolut ion of the Board. Signed and Dated Ross Garnaut Arthur Hood Chairman Managing Director 19 February 2009 19 February 2009

LIHIR GOLD LIMITED STATEMENTS OF COMPREHENSIVE INCOME Year ended 31 December 2008 CONSOLIDATED ENTITY COMPANY $ m $ m Note 2008 2007(1) 2008 2007(1) Revenue 6 755.6 498.4 667.1 497.6 Cost of sales 8 (451.3) (261.3) (398.9) (260.4) Gross profit from mining operations 304.3 237.1 268.2 237.2 Corporate expense (31.9) (25.3) (5.9) (24.4) Project studies (2.6) (7.5) (2.6) (7.5) Exploration expense (8.5) (8.4) (5.8) (8.2) Operating profit before other income / (expense) 261.3 195.9 253.9 197.1 Other income / (expense) Hedging loss 9 (75.5) (97.2) (76.7) (97.2) Other income 10 0.3 — - — Other expenses 10 (31.3) (13.8) (28.0) (13.8) Operating profit before finance costs 154.8 84.9 149.2 86.1 Financial income 11 7.8 10.9 1.5 7.7 Financial expenses 11 (0.6) (131.6) (0.3) (130.6) Profit / (loss) before tax 162.0 (35.8) 150.4 (36.8) Income tax benefit / (expense) 12 (51.8) 11.7 (47.3) 12.0 Net profit / (loss) after tax 110.2 (24.1) 103.1 (24.8) Attributable to equity holders of the Company 109.3 (24.1) 103.1 (24.8) Attributable to minority interests 28 0.9 — - — 110.2 (24.1) 103.1 (24.8) Other comprehensive income Exchange difference on translation of foreign operations 27 (158.5) 42.6 — - Net change in fair value of cash flow hedges 27 (32.7) — 0.5 — Deferred loss on cash flow hedges 27 76.7 38.7 76.7 38.7 Net change in fair value of available for sale financial assets 27 (2.2) 1.2 — - Income tax on other comprehensive income 12 (30.6) (4.9) (23.2) (4.3) Other comprehensive income for the period net of tax (147.3) 77.6 54.0 34.4 Total comprehensive income (37.1) 53.5 157.1 9.6 Attributable to equity holders of the Company (38.0) 53.5 157.1 9.6 Attributable to minority interests 28 0.9 — - — (37.1) 53.5 157.1 9.6 Earnings / (loss) per share 39 — Basic (cents/share) 5.3 (1.5) 5.0 (1.6) — Diluted (cents/share) 5.3 (1.5) 5.0 (1.6) (1) Restated (refer Note 35) The above Statements of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 20-73.

LIHIR GOLD LIMITED STATEMENTS OF FINANCIAL POSITION Year ended 31 December 2008 CONSOLIDATED ENTITY COMPANY $ m $ m 1 January 1 January 2007(1) 2007(1) 2007(1) 2007(1) Note 2008 Restated Restated 2008 Restated Restated ASSETS CURRENT ASSETS Cash and cash equivalents 13 64.7 174.2 47.0 47.9 122.4 43.6 Receivables 15 21.0 14.9 4.6 20.8 15.0 4.3 Inventories 16 140.0 102.8 75.3 122.7 102.7 75.3 Derivative financial instruments 24(g) 0.4 — 0.3 0.4 — 0.3 Other assets 5.1 2.3 5.5 4.3 2.2 5.5 Total current assets 231.2 294.2 132.7 196.1 242.3 129.0 NON-CURRENT ASSETS Receivables 15 0.4 0.4 0.5 0.5 0.4 2.1 Inventories 16 255.0 169.1 141.7 252.6 169.1 141.7 Derivative financial instruments 24(g) 0.3 — 2.4 0.3 — 2.4 Deferred mining costs 17 259.5 218.3 148.3 254.4 218.3 148.3 Property plant and equipment 18 2,166.2 1,425.0 951.2 1,092.4 1,032.0 949.4 Intangible assets 19 417.3 93.5 - 6.3 7.0 — Available-for-sale financial assets 20 2.3 2.5 33.0 — - — Deferred income tax asset 12 31.6 101.3 93.6 31.6 101.3 93.5 Investments in subsidiaries 29 — - — 1,370.1 494.0 54.6 Total non-current assets 3,132.6 2,010.1 1,370.7 3,008.2 2,022.1 1,392.0 Total assets 3,363.8 2,304.3 1,503.4 3,204.3 2,264.4 1,521.0 LIABILITIES CURRENT LIABILITIES Accounts payable & accrued liabilities 21 102.1 64.0 46.6 128.3 113.9 100.1 Provisions 22 18.5 13.5 6.4 13.5 11.6 6.0 Borrowings and finance facilities 23 0.3 0.3 62.5 — - 27.0 Derivative financial instruments 24(g) 33.5 — 61.5 — - 61.5 Income tax payable — - 0.3 — - — Deferred settlement payable 25 10.8 — - — - - Total current liabilities 165.2 77.8 177.3 141.8 125.5 194.6 NON-CURRENT LIABILITIES Provisions 22 36.8 15.2 14.2 20.5 14.6 14.2 Borrowings and finance facilities 23 0.2 0.7 218.6 — - 218.6 Derivative financial instruments 24(g) 18.9 — 274.0 — - 274.0 Deferred income tax liability 12 215.2 42.1 — - — - Total non-current liabilities 271.1 58.0 506.8 20.5 14.6 506.8 Total liabilities 436.3 135.8 684.1 162.3 140.1 701.4 NET ASSETS 2,927.5 2,168.5 819.3 3,042.0 2,124.3 819.6 EQUITY Share capital 26 3,080.0 2,319.7 1,027.1 3,080.0 2,319.7 1,027.5 Reserves 27 (312.6) (170.0) (250.7) (159.0) (213.3) (250.6) Retained earnings 27 128.1 18.8 42.9 121.0 17.9 42.7 Total equity attributable to equity holders of the Company 2,895.5 2,168.5 819.3 3,042.0 2,124.3 819.6 Minority interests 28 32.0 — - — - — TOTAL EQUITY 2,927.5 2,168.5 819.3 3,042.0 2,124.3 819.6 (1) Restated (refer Note 35) The above Statements of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 20-73.

LIHIR GOLD LIMITED STATEMENTS OF CHANGES IN EQUITY Year ended 31 December 2008 Attributable to equity holders of the Company CONSOLIDATED ENTITY Issued Reserves Retained Total (1) Minority Total capital Earnings interest Equity(1) $m $m $m $m $m $m Balance at 1 January 2007 1,027.1 (250.7) 35.5 811.9 - 811.9 Correction of prior year error — 7.4 7.4 — 7.4 Restated balance(1) 1,027.1 (250.7) 42.9 819.3 — 819.3 Total comprehensive income / (expense) for the period — 77.6 (24.1) 53.5 — 53.5 Share based payments to employees — 2.9 — 2.9 — 2.9 Deferred tax on share based payments to employees - 0.2 — 0.2 — 0.2 Issue of shares — on acquisition of Ballarat 316.5 — - 316.5 — 316.5 Issue of shares — rights issue/placement (net of transaction costs) 977.4 — - 977.4 — 977.4 Purchase of treasury shares (1.3) — - (1.3) — (1.3) Balance at 31 December 2007 2,319.7 (170.0) 18.8 2,168.5 - 2,168.5 Balance at 1 January 2008 2,319.7 (170.0) 18.8 2,168.5 — 2,168.5 Total comprehensive income / (expense) for the period — (147.3) 109.3 (38.0) 0.9 (37.1) Share based payments to employees - 4.7 — 4.7 — 4.7 Deferred tax on share based payments to employees — 0.8 — 0.8 — 0.8 Minority interest on acquisition of subsidiaries — - — - 49.1 49.1 Purchase of minority interests — 4.4 - 4.4 (18.0) (13.6) Issue of shares — on acquisition of Equigold NL 756.0 — - 756.0 — 756.0 Issue of shares — Mineral Resources Lihir Limited 5.2 (5.2) — - — - Purchase of treasury shares (0.9) — - (0.9) — (0.9) Balance at 31 December 2008 3,080.0 (312.6) 128.1 2,895.5 32.0 2,927.5 (1) Restated (refer Note 35) The above Statements of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 20-73.

LIHIR GOLD LIMITED STATEMENTS OF CHANGES IN EQUITY Year ended 31 December 2008 COMPANY Issued Reserves Retained Total Minority Total capital Earnings Equity interest Equity $m $m $m $m $m $m Balance at 1 January 2007 1,027.5 (250.6) 35.3 812.2 — 812.2 Correction of prior year error — 7.4 7.4 — 7.4 Restated balance(1) 1,027.5 (250.6) 42.7 819.6 — 819.6 Total comprehensive income / (expense) for the period — 34.2 (24.8) 9.4 — 9.4 Share based payments to employees — 2.9 — 2.9 — 2.9 Deferred tax on share based payments to employees — 0.2 — 0.2 — 0.2 Issue of shares — on acquisition of Ballarat 316.5 — - 316.5 — 316.5 Issue of shares — rights issue/placement (net of transaction costs) 977.4 — - 977.4 — 977.4 Purchase of treasury shares (1.7) — - (1.7) — (1.7) Balance at 31 December 2007 2,319.7 (213.3) 17.9 2,124.3 — 2,124.3 Balance at 1 January 2008 2,319.7 (213.3) 17.9 2,124.3 — 2,124.3 Total comprehensive income / (expense) for the period — 54.0 103.1 157.1 — 157.1 Issue of shares — on acquisition of Equigold NL 756.0 756.0 - 756.0 Share based payments to employees — 4.7 — 4.7 — 4.7 Deferred tax on share based payments to employees — 0.8 — 0.8 — 0.8 Issue of shares — Mineral Resources Lihir Limited 5.2 (5.2) — - — - Purchase of treasury shares (0.9) — - (0.9) — (0.9) Balance at 31 December 2008 3,080.0 (159.0) 121.0 3,042.0 — 3,042.0 (1) Restated (refer Note 35) The above Statements of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 20-73.

LIHIR GOLD LIMITED STATEMENTS OF CASH FLOWS Year ended 31 December 2008 CONSOLIDATED ENTITY COMPANY $m $m Note 2008 2007 2008 2007 CASH FLOWS FROM OPERATING ACTIVITIES Receipts from customers 747.7 472.4 668.9 471.4 Payments arising from suppliers & employees (539.7) (365.9) (486.5) (359.2) Cash generated from operations 208.0 106.5 182.4 112.2 Purchase of gold to close out hedge book — (648.4) — (648.4) Receipts on close out of hedge book — 279.9 — 279.9 Income tax refund received 4.6 — - — Interest and finance charges paid (0.2) (8.0) — (7.0) Net cash flow from operating activities 14 212.4 (270.0) 182.4 (263.3) CASH FLOWS FROM INVESTING ACTIVITIES Interest received 3.5 9.7 1.5 6.6 Purchase of property plant and equipment (277.9) (206.7) (135.6) (147.2) Interest and financing charges capitalised (2.9) — (2.9) — Proceeds on disposal of property, plant & equipment 0.1 — 0.1 — Payments for acquisition of minority interests (2.8) — - - Loans from / (to) controlled entities — (1.2) (119.1) (122.0) Acquisition of subsidiary net of cash acquired 30 9.1 19.6 — - Net cash flow from investing activities (270.9) (178.6) (256.0) (262.6) CASH FLOWS FROM FINANCING ACTIVITIES Drawdown of secured debt — 22.4 — 22.4 Repayment of secured debt (0.4) (88.2) — (52.6) Repayment of gold loan — (333.4) — (333.4) Proceeds of equity issue - 989.0 — 989.0 Underwriting expenses — (11.6) — (11.6) Advance to subsidiary pre acquisition (49.7) - — - Payment for treasury shares (0.9) (1.3) (0.9) (1.7) Net cash flow from financing activities (51.0) 576.9 (0.9) 612.1 Net increase / (decrease) in cash and cash equivalents (109.5) 128.3 (74.5) 86.2 Cash and cash equivalents at beginning of year 174.2 47.0 122.4 43.5 Effects of exchange rate changes to cash held — (1.1) — (7.3) Cash and cash equivalents at end of year 13 64.7 174.2 47.9 122.4 The above Statements of Cash Flows is to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 20-73.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied, unless otherwise stated. The financial report includes separate financial statements for Lihir Gold Limited as an individual entity and the consolidated entity consisting of Lihir Gold Limited and its subsidiaries. All amounts are US dollars unless stated otherwise. (i) Basis of preparation These financial statements are presented in accordance with the PNG Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standards Board (“ASB”). These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which have been adopted by the ASB as the applicable financial reporting framework. The preparation of financial statements in accordance with IFRSs requires a use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 2. These financial statements have been prepared on an historical cost basis except for the following: 1. derivative financial instruments are measured at fair value 2. financial instruments at fair value through profit and loss are measured at fair value 3. available for sale financial assets are measured at fair value The methods used to measure fair value are discussed further in accounting policy Note (xviii) and (xix). (ii) Consolidation The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Lihir Gold Limited (“Company” or “LGL”) as at balance date and the results of all subsidiaries for the year then ended. The Company and its subsidiaries together are referred to in this financial report as the “Consolidated Entity”. Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company [refer to Note (xxxiii)]. Intercompany transactions, balances and unrealised gains and losses on transactions between Consolidated Entity companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Consolidated Entity. Minority interests in the results and equity of an entity that is controlled by the Consolidated Entity are shown separately in the Statements of Comprehensive Income and Statements of Financial Position. Investments in subsidiaries are accounted for at the lower of cost or recoverable amount in the separate financial statements of the Company. (iii) Joint ventures The Consolidated Entities’ interest in an unincorporated joint venture is brought to account by including in the respective classifications, the share of individual assets employed, and liabilities and expenses incurred. (iv) Exploration and evaluation expenditure The Consolidated Entity expenses all exploration and evaluation expenditure within an area of interest until the directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and th at future economic benefits are probable. In making this determination, the directors consider the extent of exploration, the proximity to existing mine or development properties as well as the degree of confidence in the mineral resource. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value as intangible assets. Subsequently the assets are stated at cost less impairment provision. No amortisation is charged during the exploration and evaluation phase. Amortisation is charged upon commencement of commercial production. Acquired exploration and evaluation assets are tested for impairment annually until commercially viable mineral resources are established. Upon establishment of commercially viable mineral resources, exploration and evaluation assets are tested for impairment when there is an indicator of impairment.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (v) Development properties A property is classified as a development property when a mine plan has been prepared and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral resources have been identified and are reasonably assured. All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured. No amortisation is provided in respect of development properties until they are reclassified as Mine Property assets following the commencement of commercial production. (vi) Mine properties Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Consolidated Entity in relation to areas of interest in which mining of a mineral resource has commenced. When future economic benefits are established by further development expenditure in respect of a mine property, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production. The cost of each asset is depreciated or amortised over its expected useful life to reflect the continued use of the assets through to the end of the mining or processing period. The mining period is determined for each area-of-interest, with an area-of-interest defined as an individual ore body or pit. Depreciation and amortisation of costs is provided for using the unit-of-production method. The unit-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold ore. Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively. (vii) Deferred mining costs In conducting mining operations it is necessary to remove overburden and other waste materials to access the orebody of open pit mines. The costs of removing waste materials are referred to as “stripping costs”. During the initial development of a mine, stripping costs are capitalised as development costs. Capitalisation of development costs ceases when saleable material is extracted from the mine; at this same time, depreciation of the capitalised development costs begins. Depreciation is calculated on a unit-of-production basis over the life of the mine. The development stage is also referred to as preproduction. Removal of waste materials will continue until mining operations cease. This is referred to as “production stripping” and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to the Statements of Comprehensive Income on an estimated “life-of-pit strip ratio” basis. This ratio is the proportion of deferred waste plus waste material to ore estimated to be extractable from the relevant pit in the mine. The “life-of-pit” has been determined as the most effective method of matching stripping costs to the associated ounces mined. As ore is extracted from each pit of a mine, the ratio of waste material to ore may vary from time to time from the expected average life-of-pit strip ratio. If the actual ratio for an a ccounting period is higher than the estimated life-of-pit ratio, a portion of stripping costs is capitalised and deferred for recognition in the Statements of Comprehensive Income during a later period; if the ratio is less than the estimated life-of-pit ratio, then a portion of capitalised stripping costs is charged to the Statements of Comprehensive Income. In this way, stripping costs expensed in the Statements of Comprehensive Income should reflect the life-of-pit stripping ratio. Any change in the estimated life-of-pit stripping ratio is accounted for prospectively. Capitalised production stripping costs are classified as “Deferred Mining Costs”. Capitalised development stripping costs would be reflected in “Deferred Expenditure” within “Property, Plant and Equipment”. (viii) Capitalisation of interest and financing costs Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These costs are amortised on the same basis as the qualifying asset. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation shall be determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (ix) Property, plant and equipment Cost and valuation Property, plant and equipment are stated at cost less accumulated depreciation and impairments losses/(reversals). Repairs and maintenance expenditures are expensed as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Consolidated Entity applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Consolidated Entity asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses/(reversals). Depreciation and amortisation The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 — 20 years, depending on the nature of the asset. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. Approximately 90% of all fixed assets of the Consolidated Entity are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant or inferred resources if proved and probable ore reserves cannot be calculated. Assets which have an estimated useful life that is shorter than the total production period for the mining operation are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Consolidated Entities’ mining fleet, equipment and other similar assets. Certain assets, such as the Consolidated Entities’ processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine, are depreciated over that period on a units-of-production basis. Fixed asset classification Approximate Approximate Depreciation rate percentage percentage depreciated as depreciated as unit-of-use straight-line Deferred expenditure 100% — Based on applicable reserves Land & buildings 100% — Based on applicable reserves Plant & equipment 85% 15% 2 — 20 years Total average 90% 10% — Leased assets are depreciated over the shorter of the lease term or the useful lives unless it is reasonably certain that the Consolidated Entity will obtain ownership by the end of the lease term. The classification land and buildings does not include land as a depreciable asset. Land is not depreciated. Mining tenements acquired are carried at the net fair value at date of acquisition less amortisation and impairment losses. Mining tenements are amortised over the life of the mine for which the tenement relates using a unit of production method and reflecting the pattern of economic benefit to the entity. Other assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 — 20 years depending on the nature of the asset. The lives of major assets are reviewed annually. The total net carrying values of mine buildings, plant and equipment at each mine property are reviewed re gularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to accounting policy Note (xii)]. Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment. (x) Intangible assets Licences and exploration rights Licences and exploration rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of licences and exploration rights over their estimated lives. The useful lives of licences and exploration rights are dependent on renewal conditions and other specific terms and conditions of the licence/right.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Mining information Mining information acquired is carried at the fair value at date of acquisition less amortisation and impairment losses. Mining information is amortised over the life of the mine for which the information relates using a unit of production method and reflecting the pattern of economic benefit to the entity. Land owner share grants Share based payments made to landowners for which the Consolidated Entity receives a future economic benefit are recognised as an intangible asset and amortised over the life of the mine or the particular economic benefit to which the payment relates, reflecting the pattern of economic benefit to the entity. Goodwill Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of cost of the acquisition over the Consolidated Entity’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Goodwill is measured at cost less accumulated impairment losses. The Consolidated Entity tests goodwill for impairment annually. (xi) Inventories Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale. Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced. Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the Statements of Financial Position date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost or net realisable value. Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified. During the exploration and development phase, where the cost of extracting the ore exceeds the likely recoverable amount, work in progress inventory is written down to net realisable value. (xii) Impairment of assets Property, plant and equipment and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised in the Statements of Comprehensive Income whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that are expected to exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Available for sale financial assets are tested for impairment when the investments fair value is below cost and t he decline in fair value is significant or prolonged. The Consolidated Entity tests goodwill for impairment annually. (xiii) Restoration, rehabilitation and environmental expenditure A provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account. The provision is raised when the asset is installed and the ground/environment is disturbed at the production location. The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax risk free nominal discount rate. Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates. When the liability is initially recorded a corresponding asset, which represents future economic benefit arises and is capitalised into the cost of the related asset.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (xiv) Leases Lihir Gold Limited as Lessee Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Finance leases are capitalised, recording an asset equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, including any guaranteed residual values. The corresponding liability, net of finance charges, is included in other short-term and long term payables in the Statements of Financial Position. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Consolidated Entity’s general policy on borrowing costs. Assets acquired under finance leases are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments for operating leases (net of any incentives received from the lessor), are charged to the Statements of Comprehensive Income on a straight-line basis. Penalties paid for early settlement of leases are expensed. Lihir Gold Limited as Lessor The Consolidated Entity owns assets that it leases to certain operators under finance lease agreements. Amounts due from lessees are recorded as receivables at the amount of the net investment in the leases, which equals the net present value. Initial direct costs are included in the initial measurement of the financial lease receivable and reduce the amount of income recognised over the lease term. Income is recognised over the lease term. (xv) Receivables Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Consolidated Entity may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganisation, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the estimated recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the Statements of Comprehensive Income within general and administrative costs. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative costs in the Statements of Comprehensive Income. (xvi) Payables Payables include liabilities and accrued expenses owing by the Consolidated Entity which are unpaid as at the balance date. The amounts are initially recorded at the fair value of the consideration to be paid in the future for goods and services received and then subsequently at amortised cost. The amounts are unsecured. (xvii) Borrowings Borrowings are recognised initially at the fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the Statements of Financial Position date. (xviii) Other non-derivative financial instruments Non-derivative financial instruments comprise investments in equity and debt securit ies, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed. Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below. Held to maturity investments If the Consolidated Entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Available-for-sale financial assets The Consolidated Entity’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses [see Note (xii)], and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within 12 months of the Statements of Financial Position date. Financial assets at fair value through profit or loss An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Consolidated Entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Consolidated Entity’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in the Statements of Comprehensive Income. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the Statements of Financial Position date. The Consolidated Entity does not have any financial assets at fair value through profit or loss. Other Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the Statements of Financial Position date. These are classified as non-current assets. Loans and receivables are classified as “receivables” in the Statements of Financial Position. (xix) Derivative financial instruments and hedging activities The Consolidated Entity uses a range of derivative financial instruments to hedge the risk of exposure arising from its operational and investment activities. Derivatives are initially recognised at fair value on the date they are entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Consolidated Entity designates certain derivatives as either: 1. hedges of the fair value of recognised assets, liabilities or firm commitments (fair value hedge); 2. hedges of a particular cash flow risk associated with a recognised asset, liability or highly probable forecast transaction (cash flow hedge); or 3. hedges of a net investment in a foreign operation (net investment hedge). The Consolidated Entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Entity also documents its assessment, both at hedge inception and on an ongoing basis, of whethe r the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements of the hedging reserve in shareholder’s equity are shown in the Statements of Changes in Equity. The fair value of hedging derivatives is classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting, are classified as a current asset or liability. The Consolidated Entity does not currently have any fair value hedges. Cash flow hedges The Consolidated Entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. The Consolidated Entity may also use derivative financial instruments to hedge some of its’ exposure to foreign currency fluctuations for expected capital expenditure. The majority of the Consolidated Entities’ production and capital expenditure commitments are un-hedged. Derivative financial instruments are initially recognised in the Statements of Financial Position at fair value and are subsequently re-measured at their fair values. On the date a derivative contract is entered into, the Consolidated Entity designates the contract as a hedge against specific future production for commodity hedges or planned capital expenditure for foreign currency hedges. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. Derivatives that are designated against future production or future capital purchases qualify as cash flow hedges and are deemed highly effective. Changes in the fair value of these derivatives are recognised in equity. Amounts deferred in equity are transferred to the Statements of Comprehensive Income and classified as hedging gains or losses in the same periods during which the hedged gold sales affect the Statements of Comprehensive Income for commodity hedges or transferred to the Statements of Financial Position in the same period in which the capital item is purchased for capital purchase hedges. Forward Sales are transactions against which the Consolidated Entity will be obliged to physically deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Sold Call Options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Consolidated Entity to deliver gold into the contract at the contracted strike price. Bought Put Options are transactions that will occur at the discretion of the Consolidated Entity. Should the spot price exceed the strike price of the option on the date on which the option expires, the Consolidated Entity will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised. Gold Lease Rate Swaps against hedges entitle the Consolidated Entity to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the Statements of Comprehensive Income or the forecast capital expenditure is incurred. If the committed or forecast production or capital equipment purchase is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the Statements of Comprehensive Income. In assessing the fair value of non-traded derivatives and other financial instruments, the Consolidated Entity obtains a valuation from an independent external party. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the Statements of Comprehensive Income within “Net change in fair value of financial instruments”. Net investment hedges Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the Statements of Comprehensive Income. Gains and losses accumulated in equity are included in the Statements of Comprehensive Income when the foreign operation is disposed. Derivatives that do not qualify for hedge accounting Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the Statements of Comprehensive Income within “Net change in fair value of financial instruments”. Hedge book re-structure Amounts are accumulated in equity for previously designated hedges which were discontinued at the time of the hedge book re-structure. These hedges had been effective up to the date of the re-structure and the accumulated losses which had been deferred in equity will remain there until the designated underlying forecast sale occurs. At the date of the underlying forecast sale the gain or loss relating to the effective portion is recognised in the Statements of Comprehensive Income as a non-cash hedging loss. Further information regarding the hedge book re-structure is contained in Note 24. (xx) Share capital Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid including any attribut able incremental external costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled or transferred. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity. (xxi) Share-based payments The Consolidated Entity makes equity-settled share-based payments only. There are two types of share-based payments provided by the Consolidated Entity: 1. The Lihir Executive Share Plan (the “LESP”), which provides benefits to the executives of the Company; and 2. Share issues made to local Lihirian landowners through Mineral Resources Lihir Limited (“MRL”). Executive share plan The Company provides benefits to employees of the Consolidated Entity in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity-settled transactions). The costs of the equity-settled transactions outlined above are measured by reference to the fair value of the equity instrument at the date at which they are granted. The fair value of share rights granted under the LESP is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) The fair value at grant date is independently determined using a Monte Carlo option pricing model that takes into account the term of the share right, the exercise price, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the share right. The fair value of the share rights granted is adjusted to reflect market vesting conditions, but excludes the impact of non-market vesting conditions (net present value of the Company, individual performance hurdles). Non-market vesting conditions are included in assumptions about the number of share rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of share rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The amount recognisable as an expense is adjusted to reflect the actual number of equity instruments that vest, except where forfeiture is due to market related conditions. Share-based payments to local Lihirian landowners The Company also had an obligation to issue shares under the 2003 Heads of Agreement (“Agreement”) between the Company and MRL (representing the equity held for landowners). These shares were issued to MRL in recognition of the continued cooperative relationship between the Company and local landowners so that the Company can continue to enjoy the right to mine the land and expand the mines activities without interruption or dispute over Lihirian equity in the operation or the Company. The share issue recognises the continued cooperative relationship between the Company and local landowners and the change in circumstances on the island over time insofar as they affect the parties, including, for example, changes in the level of activity since the commencement of mining. The share based payment was measured by reference to the fair value of the shares issued to MRL under the Agreement at the grant date, being the date a shared understanding of the terms and conditions existed. No vesting conditions are attached to the grant of shares. The share based payment transaction qualifies for capitalisation as an intangible asset and the expense is amortised over the finite life of the asset using a unit-of-production method. The amortisation expense is included in operating costs. (xxii) Revenue recognition Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and: 1. the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Consolidated Entity; 2. the quantity and quality (grade) of the product can be determined with reasonable accuracy; 3. the product has been dispatched to the customer and is no longer under the physical control of the Consolidated Entity (or property in the product has earlier passed to the customer); 4. the selling price can be measured reliably; 5. it is probable that the economic benefits associated with the transaction will flow to the Consolidated Entity; and 6. the costs incurred or to be incurred in respect of the transaction can be measured reliably. Sales revenue represents the gross proceeds receivable from the customer. The Consolidated Entity has a number of counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Consolidated Entity no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Consolidated Entities’ sales may vary de pending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements. The Consolidated Entity does not use any estimates nor apply any assumptions in recognising revenue, nor does the Consolidated Entities’ sales arrangements contain any provisional pricing. (xxiii) Hedging income / expense In the case of the Consolidated Entities’ sales of gold bullion using forward contracts, the Consolidated Entity accounts for these as cash flow hedges. For spot gold transactions, sales are recorded based on the contract terms agreed with the customer before delivery of the refined gold bullion. The terms are fixed and determinable in that there are no provisional terms, do not contain any embedded derivatives, and specifically include the agreed trade date, the agreed ounces of gold to be sold on that date, the agreed price per ounce and the agreed settlement date. All these terms are determinable before delivery of the refined gold to the customer. The net gain or loss resulting from the use of hedging instruments is recognised separately from revenue in the Statements of Comprehensive Income. (xxiv) Interest income Interest income is recognised using the effective interest rate method. (xxv) Carbon credits Carbon emission reduction certificates produced are recognised if it is probable that expected future economic benefits will flow to the Consolidated Entity, and the rights can be measured reliably. Carbon emission reduction certificates are measured at fair value by reference to an active market. Carbon emission rights are recorded as other revenue.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (xxvi) Cash and cash equivalents For the purpose of the Statements of Cash Flows and Statements of Financial Position, cash includes: 1. cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and 2. investments in money market instruments with less than 90 days to maturity from the date of acquisition. (xxvii) Employee benefits Wages, Salaries, Salary at Risk, Annual Leave and Sick Leave Liabilities arising in respect of wages and salaries, salary at risk, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liabilities are settled. These amounts are recognised in “Provisions” (for annual leave and salary at risk) and “Accounts payable and accrued liabilities” (for all other liabilities). Long Service Leave The liabilities for long service leave and retention initiative payments are measured at the present value of the estimated future cash outflows to be made by the Consolidated Entity resulting from employees services provided up to the reporting date. Liabilities for long service leave benefits and retention initiative payments not expected to be settled within twelve months are discounted using the rates attaching to the national government securities at balance date, which most closely match the terms of maturity of the related liabilities. In determining the liability for these long term employee benefits, consideration has been given to expected future increases in wage and salary rates, experience with staff departures and periods of service and statutory obligations. Related oncosts have also been included in the liability. Defined Contribution Superannuation Plan A defined contribution plan is a superannuation plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. The contributions made to superannuation funds by the Consolidated Entity are expensed as incurred. (xxviii) Provisions Provisions are recognised when the Consolidated Entity has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Further information regarding the Consolidated Entity’s rehabilitation and other provisions can be found in Note 22. (xxix) Dividends Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s Directors. (xxx) Income tax Income tax expense represents the sum of the current tax charges and deferred tax movements less any movements taken directly to equity. The current tax expense for the year is the tax payable on the current year’s taxable income. Taxable profit differs from profit as reported in the consolidated Statements of Comprehensive Income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Consolidated Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the Statements of Financial Position date. Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recog nised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each Statements of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities and current tax assets and liabilities are offset when there is a legally enforceable right to set off and when they relate to income taxes levied by the same taxation authority and the Consolidated Entity intends to settle its current tax assets and liabilities on a net basis.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Tax consolidation legislation The wholly-owned Australian controlled entities of the Company have implemented the Australian tax consolidation legislation. The head entity, Lihir Services Australia Pty Ltd and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Australian tax consolidated group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities. (xxxi) Goods and service tax (GST) Revenues, expenses and assets of operations are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of the acquisition of the asset or part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxing authority is included with receivables or payables on the Statements of Financial Position. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow. (xxxii) Foreign currency translation Functional and presentation currency Items included in the financial statements of the Consolidated Entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised as a foreign exchange gain or loss in the Statements of comprehensive income, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity. Consolidated Entity companies The results and financial position of all the Consolidated Entity entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: 1. Assets and liabilities for each Statements of Financial Position presented are translated at the closing rate at the date of that Statements of Financial Position 2. Income and expenses for each Statements of Comprehensive Income are translated at average exchange rates (unless this is not a rea sonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and 3. All resulting exchange differences are recognised in the foreign currency translation reserve. On consolidation, exchange differences arising from the translation of any balances between entities within the Consolidated Entity, which are in substance a net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve. When a* foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the Statements of Comprehensive Income as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. (xxxiii) Business combinations The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. When equity instruments are issued in an acquisition, the fair value of the instruments is their published price on the date of acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Consolidated Entity’s share of the identifiable net assets acquired is recorded as goodwill [refer to Note 1 (x)].

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) (xxxiv) Segment reporting The Consolidated Entity identifies its reportable operating segments based on the internal reports that are reviewed and used by the managing director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities. (xxxv) Comparative figures Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. (xxxvi) Rounding of amounts The Financial Statements have been rounded to the nearest $100,000 unless otherwise indicated. NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS The preparation of Financial Statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the long term price of gold, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable. Key estimates and assumptions made in the preparation of these financial statements are described below: Recoverability of long-lived assets Certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of recoverable gold ounces. In addition, cash flows are projected over the life of mine, which is based on estimates of recoverable gold ounces. Estimates of recoverable gold ounces in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on recoverable gold ounces, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation. Recoverability of non-current ore stockpiles Certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. At year end a sensitivity analysis showed that a 10% decrease in the forward price of gold, or to the future costs to complete, would not have any effect on the carrying value of non-current ore stockpiles. Determination of ore reserves and mineral resources and remaining mine life The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code). Reserves and resources, if applicable, determined in this way are taken into account in the calculation of depreciation, amor tisation, impairment, deferred mining costs, rehabilitation and environmental expenditure. The Ballarat operation has mineral resources. The estimate of mineral resources is based primarily on i) geological understanding ii) geological continuity and iii) drill hole density. Continuity along strike is generally untested and the resource shapes either extended 50m past drill hole intersections or extended to bounding crosscourses. Dip length and thickness estimates are governed by the associated fault intersections. A range of grade estimates have been generated to accommodate for the presence of coarse gold. The initial grade estimate excludes the coarse gold component, and represents an estimate of the fine grained gold distribution only. Grade estimates incorporating coarse gold have been included at 25% and 50%. In concluding that future economic benefits are probable, the Consolidated Entity relies on the following factors in determining technical feasibility and commercial viability: A resource and resource potential review conducted by independent experts appropriately qualified to opine on the existing exploration and drilling data and take into account other factors in forming their opinions;

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued) Clear delineation from drilling of multiple repeats of mineralised faults and structures that hosted ore bodies in the upper levels of the mine that were historically extracted. The drilling intersections are of sufficient tenor to provide certainty of continuity of mineralisation and/or repetition along strike and down dip; Records from the historical mining of the upper levels of the ore body which show that approximately 11 million ounces of gold was produced from structures similar to those identified in recent drilling below the historical workings; Well documented history of previous production and the work on the stope modelling has given a good indication of the range of size of individual ore lenses. This information has been used to model the shape of likely ore lenses intersected by drilling; Multiple economic cases were prepared ranging from a conservative base case, incorporating published resources only, through to an upside case. Each case incorporated various levels of resource certainty and internal views on the appropriate level of conservatism required. The case adopted for the assessment fell in the mid-range of likely outcomes modelled. There will always be a certain level of uncertainty in grade distributions at Ballarat as a result of the presence of coarse gold. The implications of this uncertainty are that Ore Reserves as defined by the JORC committee have not and may never be achieved at Ballarat. In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame. Where a change in estimated recoverable gold ounces is made, depreciation and amortisation is accounted for prospectively. The determination of ore reserves, mineral resources and remaining mine life affects the carrying value of a number of the Consolidated Entity’s assets and liabilities including deferred mining costs and the provision for rehabilitation. Provision for restoration and rehabilitation obligations Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $0.3 million increase in the liability and in the carrying value of the asset. An increase in the discount rate from 10.5% to 11.5% will result in a decrease in the liability and carrying value of the assets of $2.2 million. Recoverability of deferred tax assets See Note 1 (xxx) and Note 12. Unit-of-production method of depreciation The Consolidated Entity applies the unit-of-production method for depreciation of its mine specific assets which results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining life of production. Each item’s economic life, which is assessed annually, has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located. These calculations require the use of estimates and assumptions. Deferred mining costs The Consolidated Entity defers mining costs during the production stage of its operations which are calculated in accordance with accounting policy Note 1 (vii). Changes in an individual mines pit design or other technical and economic factors that impact reserves may result in changes to the life-of-pit ratio. Changes in the life-of-pit ratio are accounted for prospecti vely. As noted above, judgements are made in designing and applying the Company’s accounting policies. Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgement that warrant separate disclosure. Estimated impairment of goodwill The Consolidated Entity tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 1(x) and 1(xii). The recoverable amount of the Ballarat cash generating unit has been determined based on a fair value less costs to sell calculation. This calculation required the use of a number of assumptions and critical estimates. Refer to note 19 for details of these assumptions and the potential impact of changes to the assumptions. NOTE 3: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS The accounting policies and methods of computation are the same as those in the prior annual financial report. Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary. Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2008 reporting period. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 3: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS (continued) Reference Title Summary Application date Preliminary assessment on the Application date for of standard impact of the Consolidated Entity’s the Consolidated financial report Entity IFRS 2 Share-based Amendment relating Annual period The Consolidated Entity has share- Annual period Payment to vesting conditions beginning on or based payment transactions that beginning on or and cancellations after 1 January may be affected by these after 1 January 2009 amendments. The Consolidated 2009 Entity has yet to determine the extent of the impact, if any. IFRS 3 Business Comprehensive Annual periods This amendment will impact the Annual periods Combinations revision on applying beginning on or accounting for future business beginning on or the acquisition after 1 July 2009 combinations effected after adoption after 1 July 2009 method of the revised accounting standard. IFRS 7 Financial Amendments for Annual periods IFRS 7 is a disclosure standard so Annual periods Instruments: disclosure of eligible beginning on or will have no direct impact on the beginning on or Disclosures. hedged items. after 1 July amounts disclosed in the after 1 July 2009. 2009. Consolidated Entities’ financial statements. IAS 1 Presentation of Amendments relating Annual periods At present the Consolidated Entity Annual periods Financial to disclosure of beginning on or has no puttable financial instruments beginning on or Statements puttable instruments after 1 January as defined under IAS 32 therefore after 1 January and obligations 2009 the amendment would have no 2009 arising on liquidation impact for the Consolidated Entity as at 31 December 2008. IAS 27 Consolidated Consequential Annual periods This amendment will impact the Annual periods and Separate amendments arising beginning on or accounting for future business beginning on or Financial from amendments to after 1 July 2009 combinations effected after adoption after 1 July 2009 Statements IFRS 3 of the revised accounting standard. IAS 28 Investments in Consequential Annual periods This amendment will impact the Annual periods Associates amendments arising beginning on or accounting for future business beginning on or from amendments to after 1 July 2009 combinations effected after adoption after 1 July 2009 IFRS 3 of the revised accounting standard. IAS 31 Interest in Consequential Annual periods This amendment will impact the Annual periods Joint Ventures amendments arising beginning on or accounting for future business beginning on or from amendments to after 1 July 2009 combinations effected after adoption after 1 July 2009 IFRS 3 of the revised accounting standard. IAS 32 Financial Amendments relating Annual periods At present the Consolidated Entity Annual periods Instruments: to puttable beginning on or has no puttable financial instruments beginning on or Presentation instruments and after 1 January as defined under IAS 32 therefore after 1 January obligations arising 2009 the amendment would have no 2009 from liquidation impact for the Consolidated Entity as at 31 December 2008. IAS 39 Financial Amendments for Annual periods The Consolidated Entity has not yet Annual periods Instruments: eligible hedged beginning on or determined the extent of the impact beginning on or Recognition items. after 1 July of these amendments, if any. after 1 July 2009. and 2009. Measurement. IFRIC 15 Agreements This interpretation Annual periods Not applicable Annual periods for the provides clarification beginning on or beginning on or construction of of the accounting for after 1 January after 1 January real estate. agreements for the 2009. 2009. construction of real estate. IFRIC 16 Hedges of a This interpretation Annual periods The Consolidated Entity has not yet Annual periods net in vestment provides clarification beginning on or determined the extent of the impact beginning on or in a foreign for the accounting for after 1 October of these amendments, if any. after 1 October operation. hedges of a net 2009. 2009. investment in a foreign operation. IFRIC 17 Guidance on This interpretation Annual periods Not applicable Annual periods distributions of provides clarification beginning on or beginning on or non-cash for the accounting for after 1 July after 1 July 2009. items to distributions of non 2009. owners cash items to owners Amendments Various Improvements to Annual periods The Consolidated Entity has not yet Annual periods to IFRS International beginning on or determined the extent of the impact beginning on or Financial Reporting after 1 January of these amendments, if any. after 1 January Standards 2009 2009

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 4: INTEREST IN UN-INCORPORATED JOINT VENTURE ASSETS The Consolidated Entity has interests in two un-incorporated joint ventures. A 50.1% interest in the Dalgaranga Gold Mines joint venture, which is no longer operating and a 95% interest in the TD Continental exploration joint venture. The Consolidated Entities’ share of assets in both of these joint ventures is immaterial. NOTE 5: SEGMENT REPORTING Identification of reportable segments The Consolidated Entity has identified its reportable operating segments based on the internal reports that are reviewed and used by the managing director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Accordingly, the Statements of Comprehensive Income includes mine operating earnings as a measure of this operational performance. The reportable operating segments are based on geographical locations as this is the source of the Consolidated Entities major assets and operating activities which have the most effect on rates of return. The operating performance of each of these segments is reported to the managing director and his management team on at least a monthly basis. During the current reporting period all the assets of Equigold NL were acquired by the Consolidated Entity so a third reportable geographic segment of Africa is reported this year for the first time. Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities. Types of products The Consolidated Entity operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver and carbon emission reduction certificates. Accounting policies and inter-segment transactions Segment information is prepared in conformity with the accounting policies of the Company as disclosed in Note 1 and Accounting Standard IFRS 8 “Operating Segments”. The following items are not allocated to operating segments as they are not considered part of the core operations of any segment: Interest revenue Finance costs Hedging gains or losses Income taxes Corporate expenses So as to ensure there are no asymmetrical allocations to reportable segments, the following assets and liabilities have been excluded from operating segments: Cash and cash equivalents Current and deferred tax balances Interest bearing loans and borrowings Derivative financial instruments Assets and liabilities of the corporate office Transfer prices between segments are set on an arms’ length basis in a manner similar to transactions with third parties.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 5: SEGMENT REPORTING (continued) Reporting by geographical segments Profit and loss Papua New Australia Australia Africa Unallocated Total(1) Year ended 31 December 2008 Guinea (Mount (Ballarat) Consolidated Rawdon/ Entity Kirkalocka) US$m US$m US$m US$m US$m US$m Revenue from external customers 667.1 60.0 7.0 21.5 — 755.6 Cost of sales (excluding depreciation and amortisation) (322.3) (33.2) (7.0) (5.0) 1.0 (366.5) Mine EBITDA 344.8 26.8 — 16.5 1.0 389.1 Non-cash cost of sales Depreciation and amortisation of mineral reserves — (14.2) — (12.0) — (26.2) Other depreciation and amortisation (66.0) (1.9) — (7.7) (0.9) (76.5) (66.0) (16.1) — (19.7) (0.9) (102.7) Change in inventories and deferred waste 15.2 — - 2.8 — 18.0 Gross profit from mining activities 294.0 10.7 — (0.5) 0.1 304.3 Corporate expense — - — (0.9) (31.0) (31.9) Project studies (2.6) — - — - (2.6) Exploration expense (5.8) — (0.4) (2.3) — (8.5) Operating profit / (loss) before other income / (expense) 285.6 10.7 (0.4) (3.7) (30.9) 261.3 Hedging profit / (loss) — - — - (75.5) (75.5) Other income and (expenses) (28.0) — - — (3.0) (31.0) Net finance costs — - — - 7.2 7.2 Profit / (loss) before income tax 257.6 10.7 (0.4) (3.7) (102.2) 162.0 Income tax expense (51.8) Net profit / (loss) after tax 110.2 Ounces produced (Kozs) 772 63 10 37 Total cash costs per ounce 406 407 — 307 Capital expenditure 141 1 108 27 1

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 5: SEGMENT REPORTING (continued) Profit and loss Papua New Australia Australia Africa Unallocated Total Year ended 31 December 2007 Guinea (Mount (Ballarat) Consolidated Rawdon/ Entity Kirkalocka) US$m US$m US$m US$m US$m US$m Revenue from external customers 497.6 — 0.8 — - 498.4 Cost of sales (excluding depreciation and amortisation) (224.5) — (0.8) — - (225.3) Mine EBITDA 273.1 — - — - 273.1 Non-cash cost of sales Depreciation and amortisation of mineral reserves — - — - — -Other depreciation and amortisation (50.3) — - — (0.1) (50.4) Change in inventories and deferred waste 14.4 14.4 Gross profit from mining activities 237.2 — - — (0.1) 237.1 Corporate expense — - — - (25.3) (25.3) Project studies (7.5) — - — - (7.5) Exploration expense (8.2) — (0.2) — - (8.4) Operating profit / (loss) before other income / (expense) 221.5 — (0.2) — (25.4) 195.9 Hedging profit / (loss) — - — - (97.2) (97.2) Other income and (expenses) (13.0) — - — 0.1 (12.9) Net finance costs — - — - (121.6) (121.6) Profit / (loss) before income tax 208.5 — (0.2) — (244.1) (35.8) Income tax expense 11.7 Net profit / (loss) after tax (24.1) Ounces produced (Kozs) 700 1.1 Total cash costs per ounce 305 - Capital expenditure 149 58 Papua New Australia Australia Africa Unallocated Group Guinea (Mount (Ballarat) Rawdon/ Balance sheet Kirkalocka) US$m US$m US$m US$m US$m US$m As at 31 December 2008 Assets and liabilities Segment assets 1,745.1 203.1 476.6 667.2 271.8 3,363.8 Segment liabilities (85.0) (24.6) (19.2) (13.2) (294.3) (436.3) As at 31 December 2007(1) Assets and liabilities Segment assets 1,578.6 — 481.9 — 243.8 2,304.3 Segment liabilities (79.2) — (11.6) — (45.0) (135.8) (1) Restated (refer Note 35)

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 5: SEGMENT REPORTING (continued) Major customers The Consolidated Entity does not rely on any major customers for the sale of gold. Gold sales are regularly transacted on a spot basis with various institutions in the market place and although more than 10% of revenue may be derived from certain institutions this is solely at the discretion of the Consolidated Entity. The following table shows customers with transactions amounting to 10% or more of revenues, and the segment reporting the revenue. The customers are identified and ranked in the order of their contribution to revenue and accordingly in any given reporting period the identification of a customer may differ. 2008 Customer $m Segment reporting revenue 1 89.1 Papua New Guinea / Africa 2 82.7 Papua New Guinea 3 79.2 Papua New Guinea 4 77.5 Papua New Guinea 2007 Customer $m Segment reporting revenue 1 86.6 Papua New Guinea 2 55.1 Papua New Guinea 3 52.3 Papua New Guinea NOTE 6: REVENUE CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Gold sales 749.7 493.0 662.4 492.2 Silver sales 1.4 0.1 0.2 0.1 Other revenue(1) 4.5 5.3 4.5 5.3 755.6 498.4 667.1 497.6 (1) Other revenue includes certified emission reduction certificate credits NOTE 7: EMPLOYEE EXPENSES CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Equity settled share-based payment compensation 4.7 2.9 0.9 0.7 Other personnel expenses 88.1 66.0 71.5 57.2 92.8 68.9 72.4 57.9 NOTE 8: COST OF SALES CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Operating costs (459.5) (304.6) (435.2) (303.8) Royalties, levies & production taxes (17.8) (13.2) (15.5) (13.2) Refining costs (3.6) (0.5) (3.4) (0.5) Depreciation & amortisation (102.7) (50.4) (66.7) (50.3) Deferred mining costs 40.0 70.0 36.1 70.0 Changes in inventories 94.2 41.2 87.7 41.2 Stores inventories obsolescence (0.1) (0.8) (0.1) (0.8) Foreign exchange loss (1.8) (3.0) (1.8) (3.0) (451.3) (261.3) (398.9) (260.4)

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 9: HEDGING LOSS CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Cash hedging loss (9.9) (21.4) — (21.4) Non-cash hedging loss(1) (65.6) (75.8) (76.7) (75.8) (75.5) (97.2) (76.7) (97.2) (1) Reflecting $76.7 million from the closed-out LGL hedge book in 2007 and the net effect, after fair value adjustments, of delivering into the acquired Equigold hedge book. NOTE 10: OTHER INCOME AND EXPENSES CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Other income Other income 0.3 — - - 0.3 — - — Other expenses Impairment of listed equity securities(1) (3.2) — - -Property, plant and equipment disposal loss (28.1) (13.8) (28.0) (13.8) (31.3) (13.8) (28.0) (13.8) (1) Listed share investments with a significant or prolonged decline in fair value below cost have been impaired. The impairment loss is equivalent to the difference in the listed market valuation at 31 December 2008 and the cost of the respective securities. NOTE 11: FINANCIAL INCOME AND EXPENSES CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Financial income Interest income 3.5 9.7 1.5 6.6 Foreign exchange gain 4.2 — - -Gold lease rate fees — 0.3 — 0.3 Other income 0.1 0.9 — 0.8 7.8 10.9 1.5 7.7 Financial expenses Loss on repayment of gold loan — (117.9) — (117.9) Foreign exchange loss — (5.8) (1) — (5.8) (1) Interest expense on debt facilities — (4.8) — (4.8) Other interest & financing (0.6) (3.1) (0.3) (2.1) (0.6) (131.6) (0.3) (130.6) (1) Represents realised foreign exchange in relation to un-favourable movements arising from receiving funds from the capital raising in A$ transaction and locking in the purchase cost of gold for the close out of the hedge book as well as settling other foreign denominated application of funds, including the repayment of debt facilities and investment in subsidiary.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 12: INCOME TAX Income tax expense for the year has been calculated as follows: CONSOLIDATED ENTITY COMPANY $m $m 2008 2007(2) 2008 2007(2) Income Tax Expense Current tax — - — -Under / (over) provided in prior years - - — - — - — - Deferred tax 52.3 (10.1) 47.3 (10.2) Under / (over) provided in prior years (0.5) (1.6) — (1.8) 51.8 (11.7) 47.3 (12.0) Total income tax expense / (benefit) 51.8 (11.7) 47.3 (12.0) The tax on the Consolidated Entity’s profit before tax differs from the theoretical amount that would arise using the tax rate applicable to profits of the Company as follows: Numerical reconciliation of income tax expense to prima facie tax payable Profit / (loss) before tax 162.0 (35.8) 150.4 (36.8) Deduct Cote’D Ivoire profit not taxable under tax holiday (4.4) — - — 157.6 (35.8) 150.4 (36.8) Tax effect of amounts which are not deductible (taxable) in calculating taxable income — Expenses not deductible / (Income not taxable) for tax purposes 5.1 1.0 2.3 1.0 - Recognition of tax losses not previously recognised — (0.2) — - — Section 72A double deductions (0.1) (0.2) (0.1) (0.2) 52.3 (10.1) 47.3 (10.2) Adjustment for current tax of prior periods Over provided in prior years (0.5) (1.6) — (1.8) Tax expense / (benefit) 51.8 (11.7) 47.3 (12.0) Deferred Income Tax Deferred tax assets: 230.8 244.4 169.5 195.6 230.8 244.4 169.5 195.6 Deferred tax liabilities: (414.4) (185.3) 137.9 (94.3) (414.4) (185.3) 137.9 (94.3) The gross movement of the deferred tax account is as follows: Balance at beginning of year 59.2 93.5 101.3 93.5 Credited / (charged) to profit and loss (51.9) 11.7 (47.3) 12.0 Acquired on business combination (188.0) (37.5) — -Translation adjustments 27.7 (3.8) — -Tax charged to equity (30.6) (4.7) (22.4) (4.2) Balance at end of year (183.6) 59.2 31.6 101.3 Deferred tax asset – PNG 31.6 101.3 31.6 101.3 Deferred tax – CDI — - — -Deferred tax liability – Australia (215.2) (42.1) — -

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 12: INCOME TAX (continued) The Consolidated Entity has a legally enforceable right to offset current tax assets and liabilities where levied by the same taxation authority. Deferred tax assets and liabilities are offset by the Consolidated Entity to the extent that they relate to the same taxable entity and are levied by the same taxation authority. Movements in deferred tax assets and deferred tax liabilities Consolidated Entity Deferred tax assets: Accelerated Provisions of Derivatives Tax losses Mining Other(1) Total(2) tax assets tenements depreciation At 1 January 2007 — 8.9 99.8 72.9 - 0.4 182.0 Credited / (charged) to — 3.1 (0.3) 30.5 — 1.8 35.1 profit and loss Acquired on business — - — 29.3 — 2.9 32.2 combination Credited / (charged) to — - (99.5) 95.0 — (0.4) (4.9) equity At 1 January 2008 — 12.0 — 227.7 — 4.7 244.4 Credited / (charged) to — (1.2) 0.1 (20.6) - (4.5) (26.2) profit and loss Translation — 2.3 3.9 — - 1.0 7.2 Adjustment Acquired on business - 4.0 15.8 — - 4.0 23.8 combination Charged to equity — - (4.1) (15.7) — 1.4 (18.4) At 31 December 2008 — 17.1 15.7 191.4 — 6.6 230.8 Deferred tax Accelerated Consumable Deferred Prepaid Mining Derivatives Other(1) Total(2) liabilities: tax stores mining insurance tenements depreciation At 1 January 2007 (40.6) (4.2) (44.5) (0.2) — - 1.0 (88.5) Charged/(credited) to 2.5 (2.2) (21.5) (0.6) - — (1.5) (23.3) profit and loss Acquired on business — - — - (66.8) — (6.9) (73.7) combination (Credited)/charged to — - — - — - 0.2 0.2 equity At 1 January 2008 (38.1) (6.4) (66.0) (0.8) (66.8) - (7.2) (185.3) Charged/(credited) to (20.3) (8.3) (10.0) — (0.4) (0.4) 13.7 (25.6) profit and loss Translation — - (0.2) — 20.4 — 0.3 20.5 Adjustment Acquired on business — - (0.9) — (209.5) — (1.4) (211.8) combination Charged to equity — - — - — - (12.2) (12.2) At 31 December 2008 (58.4) (14.7) (77.1) (0.8) (256.3) (0.4) (6.8) (414.4) (1) Other includes share-based payments (2) Restated (refer Note 35) Deferred income tax assets are recognised for tax losses carried forward and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. Where the tax losses relate to PNG they can be carried forward for a period not exceeding 20 years. The tax losses arising in the Australian jurisdiction can be carried forward indefinitely. The Consolidated Entity is entitled to a tax holiday in Cote d’Ivoire in respect of taxable profits generated through mining operations in that jurisdiction. Any tax losses generated in Cote d’Ivoire may be carried forward for a period not exceeding 5 years from the end of the year in which the losses are incurred. Tax losses generated through depreciation may be carried forward indefinitely.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 12: INCOME TAX (continued) Company Deferred tax assets: Accelerated Provisions of Derivatives Tax losses Mining Other(1) Total(2) tax assets tenements depreciation At 1 January 2007 — 8.8 99.8 72.9 — 0.4 181.9 Credited / (charged) to — 2.4 (0.3) 15.4 — 0.7 18.2 profit and loss Acquired on business — - — - - - — combination Credited / (charged) to — - (99.5) 95.0 — - (4.5) equity At 1 January 2008 — 11.2 - 183.3 — 1.1 195.6 Credited / (charged) to — 2.1 — (8.6) — 2.0 (4.5) profit and loss Acquired on business — - — - — - — combination Charged to equity — - — (23.0) — 1.4 (21.6) At 31 December 2008 - 13.3 — 151.7 — 4.5 169.5 Deferred tax Accelerated Consumable Deferred mining Prepaid Derivatives Other(1) Total(2) liabilities: tax stores insurance depreciation At 1 January 2007 (40.4) (4.2) (44.5) (0.2) — 1.0 (88.3) Charged/(credited) to 19.5 (2.2) (21.8) (0.6) — (1.1) (6.2) profit and loss Acquired on business — - — - — - — combination (Credited)/charged to — - — - — 0.2 0.2 equity At 1 January 2008 (20.9) (6.4) (66.3) (0.8) — 0.1 (94.3) Charged/(credited) to (24.4) (8.2) (10.1) - — (0.6) (43.3) profit and loss Acquired on business — - — - — - — combination (Credited)/charged to — - — - (0.3) — (0.3) equity At 31 December 2008 (45.3) (14.6) (76.4) (0.8) (0.3) (0.5) (137.9) (1) Other includes share-based payments (2) Restated (refer Note 35) Deferred income tax assets are recognised for tax losses carried forward and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. Where the tax losses relate to PNG they can be carried forward for a period not exceeding 20 years.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 12: INCOME TAX (continued) Income tax on other comprehensive income 2008 CONSOLIDATED ENTITY COMPANY $m $m Before Tax Net of tax Before Tax Net of tax effect tax effect tax Exchange difference on translation of foreign operations (158.5) (11.5) (170.0) — - — Deferred loss on cash flow hedges 44.0 (19.6) 24.4 77.2 (23.2) 54.0 Net change in fair value of available for sale financial assets (2.2) 0.5 (1.7) - - — Other comprehensive income (116.7) (30.6) (147.3) 77.2 (23.2) 54.0 2007 CONSOLIDATED ENTITY COMPANY $m $m Before Tax Net of tax Before Tax Net of tax effect tax effect tax Exchange difference on translation of foreign operations 42.6 — 42.6 — - — Deferred loss on cash flow hedges 38.7 (4.5) 34.2 38.7 (4.3) 34.4 Net change in fair value of available for sale financial assets 1.2 (0.4) 0.8 - — - Other comprehensive income 82.5 (4.9) 77.6 38.7 (4.3) 34.4 NOTE 13: CASH AND CASH EQUIVALENTS CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Cash at bank and on hand 64.7 44.7 47.9 42.1 Short term deposits with financial institutions — 129.5 — 80.3 64.7 174.2 47.9 122.4 Under the Bank of PNG “Summary Foreign Exchange Guidelines”, the Company’s exports and export related receipts can be undertaken without exchange control authority, so long as the transactions occur through a foreign currency account that has been previously been approved by the Bank of PNG and the monthly reporting requirements are completed. For exchange authority to be given for a foreign currency account, the Company must have a regular and significant foreign currency income from export of physical goods and significant contractual obligations exist to overseas residents. The Company must report on a monthly basis via Balance of Payment Forms (BOP Forms). Under the exchange controls in Cote d’Ivoire there are certain restrictions on the transfer of funds out of country to the Company or any of its subsidiaries located outside of Cote d’Ivoire. At 31 December 2008 total cash held in Cote d’Ivoire was $12.6 million (2007: nil).

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 14: NOTE TO STATEMENTS OF CASH FLOWS CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Reconciliation of cash flow from operating activities to operating profit after tax Net profit / (loss) after tax 110.2 (24.1) 103.1 (24.8) Add back non-cash items: Depreciation and amortisation 102.7 50.4 66.7 50.3 Fair value losses — 0.4 — 0.4 Provision for doubtful debts 0.7 1.3 0.7 1.3 Non-cash hedging loss 65.6 75.4 76.6 75.4 Impairment losses 3.2 — - -Other non-cash items (0.8) (0.7) 1.1 (0.7) Share based payment expenses 4.7 2.9 0.9 0.7 Hedge book restructure payments and receipts Purchase of gold to close out hedge book — (648.4) — (648.4) Receipts on close out of hedge book — 279.9 - 279.9 Add back items presented in investing or financing (Profit) / loss on disposal of assets 27.9 13.8 28.0 13.8 Interest income (3.5) (9.7) (1.5) (6.6) Interest and financing costs 0.2 117.9 - 117.9 Change in operating assets and liabilities net of purchase of subsidiary and translation differences (Increase) / decrease in debtors and prepayments (8.0) (6.0) (5.4) (5.6) (Increase) / decrease in inventories (107.4) (54.3) (103.4) (54.7) (Increase) / decrease in deferred mining costs (36.4) (70.0) (36.0) (70.0) Increase / (decrease) in operating payables (1.8) 12.7 1.5 13.8 Increase / (decrease) in operating provisions (1.3) 7.1 2.8 6.0 Increase / (decrease) in provision for income taxes payable 4.6 (0.3) — -Increase / (decrease) in provision for deferred income tax 51.8 (18.3) 47.3 (12.0) Net cash flow from operating activities 212.4 (270.0) 182.4 (263.3) NOTE 15: RECEIVABLES CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 CURRENT Other amounts receivable from third parties 25.9 19.1 20.4 17.1 Less: Provision for impairment (4.9) (4.2) (5.0) (4.2) Other debtors — related parties and controlled entities — - 5.4 2.1 21.0 14.9 20.8 15.0 NON-CURRENT Other debtors — related parties and controlled entities — - — -Other amounts receivable from third parties 0.4 0.4 0.5 0.4 0.4 0.4 0.5 0.4

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 16: INVENTORIES CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 CURRENT Stores at net realisable value 74.2 55.8 71.8 55.8 Ore stockpiles 47.7 39.9 41.2 39.9 Gold in circuit 7.9 3.9 5.2 3.9 Finished goods 10.2 3.2 4.5 3.1 140.0 102.8 122.7 102.7 NON-CURRENT Ore stockpiles 255.0 169.1 252.6 169.1 255.0 169.1 252.6 169.1 NOTE 17: DEFERRED MINING COSTS CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 NON-CURRENT Deferred mining costs 259.5 218.3 254.4 218.3 259.5 218.3 254.4 218.3 Movements: CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Carrying amount at start of year 218.3 148.3 218.3 148.3 — Acquired on business combination 2.9 — - — - Cash overburden costs attributable to current year mining activity (7.7) (49.7) (7.7) (49.7) — Non-cash overburden costs attributable to current year mining activity(1) (1.0) (10.5) (1.0) (10.5) — Total cash costs of material mined during the period (cash) 41.7 110.8 38.7 110.8 — Total non-cash costs of material mined during the period 6.2 19.4 6.1 19.4 — Translation adjustments (0.9) — - -Carrying amount at end of year 259.5 218.3 254.4 218.3 (1) Non-cash costs comprise depreciation and amortisation on operating property, plant and equipment.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 18: PROPERTY, PLANT AND EQUIPMENT CONSOLIDATED ENTITY COMPANY $m $m Note 2008 2007(1) 2008 2007 LAND AND BUILDINGS Cost brought forward 125.7 118.8 124.6 118.8 Transfers from capital works in progress 9.5 5.8 9.5 5.8 Assets acquired through business combination 30 1.5 1.0 — -Translation adjustments (0.9) 0.1 - -Disposals (1.9) — (0.7) — Cost carried forward 133.9 125.7 133.4 124.6 Depreciation brought forward (31.6) (28.3) (31.6) (28.3) Disposals 0.2 — 0.2 -Charge for the year (4.2) (3.3) (4.2) (3.3) Depreciation carried forward (35.6) (31.6) (35.6) (31.6) Net book value 98.3 94.1 97.8 93.0 PLANT AND EQUIPMENT Cost brought forward 965.9 701.2 957.9 699.4 Additions 15.8 6.2 — 5.9 Transfers from capital works in progress 217.4 278.9 81.9 275.1 Assets acquired through business combination 30 27.2 2.6 — -Translation adjustments (7.9) 0.3 — -Reclassification — (5.2) — (5.2) Disposals / transfers (42.1) (18.1) (43.0) (17.3) Cost carried forward 1,176.3 965.9 996.8 957.9 Depreciation brought forward (283.0) (247.5) (282.1) (247.5) Charge for the year (64.9) (38.3) (51.5) (38.2) Reclassification — 0.2 — 0.2 Disposals 17.7 2.6 15.0 3.4 Depreciation carried forward (330.2) (283.0) (318.6) (282.1) Net book value 846.1 682.9 678.2 675.8 DEFERRED DEVELOPMENT Cost brought forward 639.1 290.9 297.6 290.9 Additions 105.1 41.6 — -Transfers from capital works in progress 42.0 10.3 42.0 6.7 Assets acquired through business combination 30 6.3 267.5 — -Translation adjustments (86.8) 28.8 — -Disposals / transfers (2.1) — (2.1) — Cost carried forward 703.6 639.1 337.5 297.6 Depreciation brought forward (101.3) (93.2) (101.3) (93.2) Charge for the year (12.9) (8.1) (10.9) (8.1) Disposals 0.4 — 0.4 — Depreciation carried forward (113.8) (101.3) (111.8) (101.3) Net book value 589.8 537.8 225.7 196.3

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 18: PROPERTY, PLANT AND EQUIPMENT (continued) CONSOLIDATED ENTITY COMPANY $m $m Note 2008 2007(1) 2008 2007 MINE PROPERTIES Cost brought forward — - — -Assets acquired through business combination 30 624.1 — - -Translation adjustments (67.7) — - — Cost carried forward 556.4 — - — Depreciation brought forward - — - -Charge for the year (26.2) — - -Disposals — - — - Depreciation carried forward (26.2) — - - Net book value 530.2 — - — CAPITAL WORKS IN PROGRESS Cost brought forward 107.7 205.0 64.4 205.0 Additions 183.2 171.5 153.0 147.0 Transfers (268.9) (295.0) (133.4) (287.6) Assets acquired through business combination 30 83.8 23.6 — -Translation adjustments (15.2) 2.6 — - Costs carried forward 90.6 107.7 84.0 64.4 REHABILITATION Cost brought forward 5.2 6.8 5.2 6.8 Assets acquired through business combination 30 2.2 — - -Additions / (deductions) 6.7 (1.6) 4.8 (1.6) Cost carried forward 14.1 5.2 10.0 5.2 Amortisation brought forward (2.7) (2.5) (2.7) (2.5) Charge for the year (0.2) (0.2) (0.1) (0.2) Amortisation carried forward (2.9) (2.7) (2.8) (2.7) Net book value 11.2 2.5 7.2 2.5 Total property, plant & equipment 2,166.2 1,425.0 1,092.9 1,032.0 Included in property plant and equipment is capitalised interest and financing costs of $2.9 million (2007: $1.1 million). During the period the Company utilised credit facilities to borrow funds specifically for the purpose of purchasing capital items for the expansion project. 100% of the interest cost on the funds borrowed for this purpose has been capitalised. (1) Restated (refer Note 35)

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 19: INTANGIBLE ASSETS CONSOLIDATED ENTITY COMPANY $m $m Note 2008 2007(1) 2008 2007 MINING INFORMATION Cost brought forward 49.2 — - -Acquired through business combination 30 — 44.5 — -Translation adjustments (10.4) 4.7 — - Cost carried forward 38.8 49.2 — - Closing net book value 38.8 49.2 — - EXPLORATION RIGHTS Cost brought forward 1.9 — - -Acquired through business combination 30 162.4 1.7 — -Translation adjustments (0.3) 0.2 — - Cost carried forward 164.0 1.9 — - Closing net book value 164.0 1.9 — - LICENSES Cost brought forward 0.1 — - -Acquired through business combination 30 — 0.1 - -Translation adjustments (0.1) — Cost carried forward — 0.1 — - Closing net book value — 0.1 — - GOODWILL Cost brought forward 35.3 — - -Acquired through business combination 30 165.2 31.7 - -Translation adjustments (7.2) 3.6 Cost carried forward 193.3 35.3 — - Closing net book value 193.3 35.3 — - OTHER INTANGIBLE ASSETS Cost brought forward 7.7 5.2 7.7 5.2 Acquired through business combination 30 16.2 — - -Disposals (0.2) — - -Additions — 2.5 — 2.5 Cost carried forward 23.7 7.7 7.7 7.7 Amortisation brought forward (0.7) (0.2) (0.7) (0.2) Charge for the year (2) (1.8) (0.5) (0.7) (0.5) Amortisation carried forward (2.5) (0.7) (1.4) (0.7) Closing net book value 21.2 7.0 6.3 7.0 Total intangible assets 417.3 93.5 6.3 7.0 (1) Restated (refer Note 35) (2) Amortisation of $1.8 million is included in depreciation and amortisation expense in the Statements of Comprehensive Income

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 19: INTANGIBLE ASSETS (continued) Impairment test for goodwill To test for impairment, the Consolidated Entity has applied the fair value less cost to sell methodology to determine the recoverable amount of a cash generating unit (CGU). Recoverable amount has been assessed using discounted cash flow analysis. Often the fair value of gold assets incorporates a gold premium. However, for the purpose of the recoverable amount assessments applied in these financial statements no gold premium has been included. In applying the fair value less costs to sell methodology the Consolidated Entity has included the future conversion of resources into production and the associated capital and development expenditure into the discounted cash flows.As part of the Consolidated Entity’s annual planning process, each CGU produces a number of strategic business plan (SBP) cases incorporating different risk parameters such as production levels and ultimate mine life. These cases incorporate cash flow projections based on financial and operating budgets approved by management. The methodology for determining the present value of future cash flows is to weight the likelihood of each case on the basis of the underlying confidence levels assessed by management. Whilst this is a matter of judgement it enables the recoverable amount to be assessed based on risk adjusted cash flows and provides management’s best estimate of future cash flows. The carrying amount of goodwill as at 31 December 2008 is: $m Ballarat CGU 28.1 Equigold 165.2 193.3 As the Equigold acquisition accounting is provisional, the Consolidated Entity has not finalised the allocation of goodwill to CGU’s [refer to Note 30(a)]. Key assumptions used for fair value less costs to sell of Ballarat CGU The Ballarat CGU has been tested for impairment using a fair value less costs to sell methodology excluding any gold premium. Given the functional currency of Ballarat is Australian dollars (A$) the impairment test is undertaken in A$.Key assumptions used in this calculation were as follows: a) Gold price per ounce used for long-term forecast sale cash flows was A$1,363 for 2009, A$1,285 for 2010 and A$1,143 for 2011 and beyond. b) Production schedule assuming a progressive ramp up during the four years from 2009 to 2012. c) Total production over the life of the mine of more than 4 million ounces. The critical judgements in assessing the ultimate total mined resource of Ballarat is set out at Note 2. Management determined gold prices based on the most recent market commodity price forecasts from a number of recognised financial institutions. Management determined its planned production profile and total life of mine production based on its development activity to date and its current mine and processing plans. The discounted cash flow analysis was based on:a) The real cash flows for each SBP case with varying lives ranging from 19 years to 23 years; b) A real post-tax discount rate of 6.8%.Impact of possible changes in key assumptions The amount by which the Ballarat CGU’s recoverable amount exceeds its carrying amount is A$127 million. The movement in the key assumptions necessary to reduce the CGU to its carrying value would be a:• Reduction in the gold price used from 2011 and beyond of A$82 per ounce. • Delay in the mine production ramp up schedule of more than 12 months • Reduction in the projected total life of mine gold production of 20%

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 20: AVAILABLE-FOR-SALE FINANCIAL ASSETS CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 At beginning of year 2.5 33.0 — — Additions (1) 0.2 1.3 — — Acquired through business combination(2) 6.8 — - — De-classification on business combination (3) — (33.0) — — Translation (1.8) — - — Impairment (3.2) — - — Revaluation surplus / (deficit) transfer to Equity (2.2) 1.2 — — At end of year 2.3 2.5 — — CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Listed securities: Equity securities 2.3 2.5 — — 2.3 2.5 — — (1) During the year, the Consolidated Entity acquired 1 million shares of Rex Minerals Limited as consideration for the North Creswick exploration licence.(2) During the year, the Consolidated Entity acquired 12 million shares of Mount Magnet South NL and 10.4 million shares of Adamus Resources Limited on acquisition of Equigold Pty Limited (formerly Equigold NL).(3) At 31 December 2006, after entering into a merger proposal between the Company and Ballarat, Lihir Australian Holdings Pty Ltd held an 11% interest in Ballarat. These equity securities were carried at fair value. Upon completion of the merger, the remaining shares were acquired and the wholly owned Ballarat was consolidated into the Consolidated Entity’s accounts.NOTE 21: ACCOUNTS PAYABLE & ACCRUED LIABILITIES CONSOLIDATED ENTITY COMPANY $ m $ m 2008 2007 2008 2007 CURRENT Trade creditors and accruals 102.1 64.0 66.7 53.0 Amounts payable to related parties and controlled entities — - 61.6 60.9 102.1 64.0 128.3 113.9

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 22: PROVISIONS CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 CURRENT Employee provisions 18.5 13.5 13.5 11.6 18.5 13.5 13.5 11.6 NON CURRENT Employee provisions 4.4 3.1 3.9 3.1 Other provisions 8.8 1.4 1.4 1.4 Rehabilitation provision 23.6 10.7 15.2 10.1 36.8 15.2 20.5 14.6 a) Current employee provisions relate to the following short-term benefits which are payable within 12 months: CONSOLIDATED ENTITY COMPANY $m $m Employee provisions current 2008 2007 2008 2007 Annual leave 8.1 5.4 5.7 4.5 Sick leave 1.4 1.0 1.4 1.0 Service bonus 3.1 3.7 2.9 3.7 Short term incentives 3.3 2.1 2.4 1.2 Long service leave current 1.3 1.3 1.0 1.2 Other employee provisions 1.3 — 0.1 — 18.5 13.5 13.5 11.6 The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight / monthly salary to the Company and are entitled to receive back their contributions plus a further 10% from the Company where they remain employed for at least two years from the date of contribution. The short term incentive is an employee performance reward scheme to reward performance during the year. An estimate of payments is provided for during the year. The employee performance is measured and appropriate payments made in the first quarter of the following year.(b) Non-current employee provisions relate to the non-current portion of service bonuses and long-service leave entitlements that are determined in accordance with the requirements for other long-term employee benefits. CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Employee provisions non-current Long service leave 2.7 3.1 2.2 3.1 Service bonus 1.7 — 1.7 — 4.4 3.1 3.9 3.1 (c) Movements in each class of provision during the financial year, are set out below: CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 Rehabilitation provision Carrying amount at start of year 10.7 11.1 10.1 11.1 — additional / (reduction in) provision for changes in estimated cash outflows 2.8 (1.7) 1.1 (1.7) — additional provision due to ground disturbance 1.8 0.1 1.8 — - change in discount and inflation rate 1.9 — 1.9 — - acquisition of subsidiaries 7.4 0.5 — — - interest charge 0.5 0.7 0.3 0.7 — translation adjustment (1.5) — - — Carrying amount at end of year 23.6 10.7 15.2 10.1

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 23: BORROWINGS AND LEASING AGREEMENTS Lihir Gold Limited as lessee CONSOLIDATED ENTITY COMPANY $m $m 2008 2007 2008 2007 CURRENT Finance leases (Note 37) 0.3 0.3 — — 0.3 0.3 — — NON CURRENT Finance leases (Note 37) 0.2 0.7 — — 0.2 0.7 — — The Consolidated Entity’s Australian subsidiary Ballarat lease plant and equipment under finance leases expiring within 1 – 5 years.NOTE 24: FINANCIAL INSTRUMENTS AND RISK a) Financial risk management overview The Consolidated Entity’s activities expose it to a variety of financial risks. The Consolidated Entity has exposure to the following risks from its use of financial instruments: 1. Credit risk 2. Liquidity risk 3. Market risk- consisting of: • Foreign exchange risk • Interest rate risk • Commodity price risk The Consolidated Entity’s overall risk management programme seeks to minimise the potential adverse effects arising from financial risks on the Consolidated Entity’s financial performance. The Consolidated Entity may use a range of derivative financial instruments to manage risk exposures.Risk management is centrally managed by Group Treasury which operates under a policy framework that involves overview by senior management and the Board of Directors. Group Treasury identify, quantify, evaluate and where considered prudent, manage financial risks in accordance with established written policies covering specific areas, such as credit risk, foreign exchange risk, interest rate risk, commodity price risk and liquidity risk. The fair values of financial assets and liabilities, together with carrying amounts shown in the Statements of financial positions are as follows: 2008 2008 CONSOLIDATED ENTITY COMPANY $ m $ m Carrying Fair value Carrying Fair value amount amount Financial assets Available for sale financial assets(1) 2.3 2.3 — - Receivables(2) 21.4 21.2 21.3 21.3 Cash and cash equivalents 64.7 64.7 47.9 47.9 Derivative financial instruments(3) (4) 0.7 0.7 0.7 0.7 Deferred settlement payable 10.8 10.8 — - Financial liabilities Derivative financial instruments(3) (4) 52.4 52.4 — - Finance lease liabilities 0.5 0.5 — - Accounts payable(2) 102.1 102.1 128.3 128.3

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 24: FINANCIAL INSTRUMENTS AND RISK (continued) 2007 2007 CONSOLIDATED ENTITY COMPANY $ m $ m Carrying Fair value Carrying Fair value amount amount Financial assets Available for sale financial assets(1) 2.5 2.5 — - Receivables(2) 15.3 15.3 15.4 15.4 Cash and cash equivalents 174.2 174.2 122.4 122.4 Financial liabilities Finance lease liabilities 1.0 1.0 — - Accounts payable(2) 64.0 64.0 113.9 113.9 (1) The fair value of available for sale financial assets is calculated based upon the market price of the security as at balance date.(2) The carrying value less impairment provision is taken to be the approximate fair value of receivables and accounts payable due to their short-term nature. (3) The fair value of commodity contract derivative financial instruments is estimated based upon quotes from the market makers of each specific instrument and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements as at balance date. (4) The fair value of forward exchange contract derivative financial instruments is estimated based upon the listed market price and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements as at balance date.b) Credit risk The Consolidated Entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial strength of the counterparty. Publicly available credit information from recognised providers is utilised for this purpose where available. Credit policies cover exposures generated from the sale of products and the use of derivative instruments. Derivative counterparties are limited to high-credit-quality financial institutions and other organisations in the relevant industry. The Consolidated Entity has approved policies that limit the amount of credit exposure to each financial institution and derivative counterparty. The Consolidated Entity utilises International Swaps and Derivatives Association agreements with all derivative counterparties in order to manage exposure to credit risk. At balance date, there were no concentrations of credit risk with any counterparties. The carrying amounts of financial assets (excluding available-for-sale financial assets) recognised in the Statements of Financial Position, and disclosed in more detail in the notes to the financial statements best represent the Consolidated Entity’s maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the Consolidated Entity holds no significant collateral as security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes in the credit quality. There are no significant financial assets that have had renegotiated terms that would otherwise, without that renegotiation, have been past due or impaired. Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and lead to the Consolidated Entity making a financial loss. The Consolidated Entity has exposure to credit risk on all financial assets included in the balance sheet. To help manage this risk the Consolidated Entity:x has a policy for establishing credit limits for the entities dealt with; x may require collateral where appropriate; and x monitors the overall financial strength of customers through publicly available credit information. Trade and other receivables consist of a number of customers, predominantly in respect of the Consolidated Entities PNG operation as at 31 December 2008. The Consolidated Entity does not have any significant credit risk exp osure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of customers and, where appropriate, an allowance for doubtful debtors is raised.The following table shows the Consolidated Entities’ trade and other receivables that are exposed to credit risk at balance date: CONSOLIDATED ENTITY Carrying Past due Neither Past due but not impaired amount and past due Less Between Greater impaired nor than 30 30 and than 90 2008 impaired days 90 days days $ m $ m $ m $ m $ m $ m Other amounts receivable from third parties (current) 21.0 5.0 4.7 0.6 1.0 14.7 Other amounts receivable from third parties (non-current) 0.4 — — — — 0.4 2007 Other amounts receivable from third parties (current) 14.9 4.2 4.8 1.6 2.7 5.8 Other amounts receivable from third parties (non-current) 0.4 — — — — 0.4

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 24: FINANCIAL INSTRUMENTS AND RISK (continued) COMPANY Carrying Past due Neither Past due but not impaired amount and past due Less Between Greater impaired nor than 30 30 and than 90 2008 impaired days 90 days days $ m $ m $ m $ m $ m $ m Other amounts receivable from third parties (current) 20.8 5.0 1.2 0.6 1.0 18.0 Other amounts receivable from third parties (non-current) 0.5 — — — - 0.5 2007 Other amounts receivable from third parties (current) 15.0 4.2 2.8 1.7 2.7 7.8 Other amounts receivable from third parties (non-current) 0.4 — — — — 0.4 Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Consolidated Entity may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganisation, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impairedThere were no changes in the approach to managing credit risk during the year.c) Liquidity risk The Consolidated Entity engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents to meet obligations as they fall due. Group treasury centrally manages the cash position for the Consolidated Entity on a daily basis, taking account of revenue from commodity sales and required expenditure commitments in various currencies. Surplus funds are invested prudently to maximise interest earnings for periods that take into account expected future commitments.Group treasury maintains a rolling cash flow forecast to plan the cash funding requirements for the Consolidated Entity. The forecast is based on the annual budget and updated in line with quarterly forecast for the Consolidated Entity. The cash flow forecast is used to determine the timing and amount of any future external funding needs for the Consolidated Entity. The Consolidated Entity maintains relationships with a number of financial institutions to ensure that any future funding needs can be readily arranged. The table below analyses the Consolidated Entity’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the Statements of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant. CONSOLIDATED ENTITY Less Between Between Over 5 Total Total than 1 1 & 2 2 & 5 years contractual carrying 2008 year years years cash flows amount Trade and other payables 54.6 — - — 54.6 54.6 Finance lease liabilities 0.3 0.2 - - 0.5 0.5 Derivative financial instruments 33.5 18.9 — - 52.4 52.4 Deferred settlement payable 10.8 - — - 10.8 10.8 2007 Trade and other payables 24.9 — - — 24.9 24.9 Finance lease liabilities 0.3 0.4 0.3 — 1.0 1.0 COMPANY 2008 Trade and other payables 128.3 — - — 128.3 128.3 2007 Trade and other payables 113.9 — - — 113.9 113.9 There were no changes in the approach to managing liquidity risk during the year.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 24: FINANCIAL INSTRUMENTS AND RISK (continued) d) Foreign exchange risk The Consolidated Entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Papua New Guinea kina, the Australian dollar and the Central African CFA. All foreign exchange risk is centrally managed through group treasury in accordance with the approved policy framework. Revenue and a large proportion of expenditure are denominated in US dollars and the Company is able to net some foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken. The remainder of known foreign exchange exposures may be managed through the use of derivatives in accordance with the approved policy.The Consolidated Entity is exposed to foreign exchange risk on expenses primarily with respect to the Papua New Guinea kina, the Australian dollar and the Central African CFA. All foreign exchange risk is centrally managed through group treasury. Where possible, group treasury will net foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken.For most operations within the Consolidated Entity, the functional currency is either the Australian dollar or the US dollar. Foreign exchange exposures may arise from transactions or balances held in currencies other than the functional currency of the operation or entity within the Consolidated Entity. The Consolidated Entities’ potential currency exposures through profit and loss may arise from: 1. translational exposure in respect of non-functional currency monetary items 2. transactional exposure in respect of non-functional currency expenditure and revenues Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation or entity within the Consolidated Entity are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the income statement.The Consolidated Entity may use derivative financial instruments to hedge exposure to foreign exchange risk arising from the purchase of capital items. Further details regarding these financial instruments can be found in Note 24(g). The following table shows the US dollar equivalent sensitivity of financial assets and liabilities denominated in foreign currencies to a 10% movement in the underlying currency, with all other variables held constant. 2008 Foreign exchange risk -10% +10% Carrying Equity $ m Profit Equity $ m Profit amount before tax $ m $ m $ m Australian dollar denominated balances Cash and cash equivalents 4.3 — (0.4) — 0.4 Receivables 0.1 — — — — Derivative financial instruments (51.7) 5.2 — (5.2) — Finance lease liabilities 0.5 — (0.1) — 0.1 Accounts payable (5.4) — 0.5 — (0.5) PNG kina denominated balances Cash and cash equivalents 1.9 — (0.2) — 0.2 Receivables 8.9 — (0.9) — 0.9 Accounts payable (6.1) — 0.6 - (0.6) CFA franc denominated balances Cash and cash equivalents 0.6 - (0.1) — 0.1 Receivables Accounts payable (2.1) — 0.2 — (0.2) Total increase / (decrease) 5.2 (0.4) (5.2) 0.4

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 24: FINANCIAL INSTRUMENTS AND RISK (continued) 2007 Foreign exchange risk -10% +10% Carrying Equity $ m Profit Equity $ m Profit amount before tax $ m $ m $ m Australian dollar denominated balances Cash and cash equivalents 59.3 (5.9) (5.9) 5.9 5.9 Receivables — — — — — Derivative financial instruments — — — — — Finance lease liabilities Accounts payable (2.6) 0.3 0.3 (0.3) (0.3) PNG kina denominated balances Cash and cash equivalents 7.5 (0.7) (0.7) 0.7 0.7 Receivables 6.7 (0.7) (0.7) 0.7 0.7 Accounts payable (1.1) 0.1 0.1 (0.1) (0.1) CFA franc denominated balances Cash and cash equivalents — — — — — Receivables — — — — - Accounts payable — — — — — Total increase / (decrease) (6.9) (6.9) 6.9 6.9 There were no changes in the approach to managing foreign exchange risk during the year.e) Interest rate risk The Consolidated Entity’s income and operating cash flows may be exposed to changes in market interest rates. The Consolidated Entity’s interest rate risk may arise from borrowings or investments. Borrowings and investments issued at variable or short-term rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk. Investments are normally managed on a short-term basis to align with future funding requirements for the Consolidated Entity. The Consolidated Entity’s borrowings and investments may be exposed to changes in market interest rates. Borrowings and investments issued at variable or short-term rates expose the Consolidated Entity to interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk. The following table summarises the sensitivity of the Consolidated Entity’s financial assets and financial liabilities to a 50 basis point increase or decrease in interest rates. 2008 Interest rate risk -50bps +50bps Carrying Equity $ m Profit Equity $ m Profit amount before tax $ m $ m $ m Cash and cash equivalents 64.7 (0.3) (0.3) 0.3 0.3 Total increase / (decrease) (0.3) (0.3) 0.3 0.3 2007 Interest rate risk -50bps +50bps Carrying Equity $ m Profit Equity $ m Profit amount before tax $ m $ m $ m Cash and cash equivalents 174.2 (0.6) (0.6) 0.6 0.6 Total increase / (decrease) (0.6) (0.6) 0.6 0.6 There were no changes in the approach to managing interest rate risk during the year.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 24: FINANCIAL INSTRUMENTS AND RISK (continued) f) Price Risk The Consolidated Entity is predominantly exposed to gold price risk but there is also some price risk arising from the use of petroleum products and to a lesser extent from the generation of carbon emission reductions. Other commodity exposures are monitored and where considered prudent may be managed in accordance with the approved policy framework.The Consolidated Entity is also exposed to equity securities price risk because of investments held by the Consolidated Entity and classified on the consolidated Statements of financial position as available-for-sale. The Consolidated Entity’s equity investments subject to price risk are in publicly traded companies. The following table summarises the sensitivity of the Consolidated Entity’s financial assets and liabilities to a 10% increase or decrease in the gold price. 2008 Gold price risk +10% -10% Carrying Equity $ m Profit Equity $ m Profit amount before tax $ m $ m $ m Derivative financial instruments liability 52.4 (9.9) (9.9) 9.9 9.9 Total increase / (decrease) (9.9) (9.9) 9.9 9.9 There were no changes in the approach to managing price risk during the year.g) Derivative financial instruments CONSOLIDATED ENTITY COMPANY $ m $ m Derivative financial instruments 2008 2007 2008 2007 Current assets — Forward currency contracts 0.4 — 0.4 - 0.4 — 0.4 — Non-current assets — Forward currency contracts 0.3 — 0.3 — 0.3 — 0.3 - Current liabilities — Forward commodity contracts 33.5 — - — 33.5 — - — Non-current liabilities — Forward commodity contracts 18.9 — - — 18.9 — - — Forward commodity contracts have been designated as hedging instruments to hedge the risk of changes in the gold price. Forward currency contracts have been designated as hedging instruments to hedge the risk of changes in the $AUD — $USD foreign exchange rate for specified capital purchases.The table below analyses the Consolidated Entity’s derivative financial instruments as at 31 December 2008 that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the Statements of Financial Position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant. The Consolidated Entity did not hold any derivative financial instruments at 31 December 2007.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 24: FINANCIAL INSTRUMENTS AND RISK (continued) CONSOLIDATED ENTITY Ounces Contract Less than Between Between Over 5 Total price per 1 year 1 & 2 2 & 5 years carrying 2008 ounce years years value Assets — Forward currency contracts 0.4 0.3 — - 0.7 Liabilities - Forward commodity contracts 115,797 A$ 600 33.5 18.9 — - 52.4 COMPANY 2008 Assets — Forward currency contracts 0.4 0.3 0.7 h) Gold hedge book close out During the year ended 31 December 2007, some of the proceeds of the equity issue during April and May 2007 were used to acquire gold on market in order to fully close out the Company’s gold hedging positions.Losses of $368.5m crystallised upon settlement of the contracts. These losses represent differences between the spot price at which the delivered gold was purchased, and the respective contract values upon settlement. These losses were recorded within the hedging reserve in equity. Together with pre-existing net deferred hedging losses, these losses will be released from the hedging reserve to the Statements of comprehensive income at the designation dates specified by their original contracts which were aligned to the Company’s gold production and sales schedule and which remain in existence and unchanged by the hedge book closure. As at 31 December 2008, the hedging reserve balance is the after-tax effect of $168.2 million in losses yet to be released to the Statements of comprehensive income.The following table sets out the timing for the release of these non-cash hedging losses to the Statements of comprehensive income in future periods: Total gross pre-tax Total net post-tax Designation Year hedge loss Total tax effect hedge loss $m $m $m 2009 102.3 (30.7) 71.6 2010 81.9 (24.6) 57.3 2011 44.2 (13.2) 31.0 2012 5.8 (1.7) 4.1 2013 6.0 (1.8) 4.2 240.2 (72.0) 168.2 i) Gold hedge book acquisition The Consolidated Entity acquired the Equigold NL hedge book at a spot price of A$939/oz at the merger completion date of 17 June 2008. In future periods, the impact on accounting profit and loss will be determined by the difference between the spot price at the time of delivery and the A$939/oz price at the merger completion date. The current difference between the outstanding derivative financial instruments acquired from Equigold NL at a spot price of A$939/oz and the current spot price of A$1,246/oz, as well as the expected settlement date are detailed in the table below. CONSOLIDATED ENTITY Ounces Contract Less than Between Between Over 5 Total price per 1 year 1 & 2 2 & 5 years 2008 ounce years years — Forward commodity contracts 115,797 A$ 600.00 A$25.1m A$14.0m — - A$39.1m

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 24: FINANCIAL INSTRUMENTS AND RISK (continued) j) Capital management The Consolidated Entities’ objectives when managing capital are to target an appropriate funding mix that maximises returns for shareholders while at the same time taking into account any factors that may influence the level of debt and equity in the funding mix. These factors include credit market and equity market conditions, shareholder expectations, timing of planned expenditure and the existing cash flow generating capacity of the Group. Group Treasury manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt. The target gearing level is reviewed and a recommendation made to the Board on an annual basis. As at 31 December 2008 and 31 December 2007 the Consolidated Entity gearing ratio was 100% equity. The Consolidated Entity did carry debt throughout 2007 consisting of a project finance facility that held security over certain group assets and an interim facility used to fund the merger with Ballarat Goldfields NL. These secured facilities were subsequently repaid with funds raised from the equity placement in 2007 and new unsecured bi-lateral corporate debt facilities have been established with lenders for an amount of US$250m. These new standby facilities are intended to provide a more flexible long term source of debt for the Consolidated Entity. NOTE 25: DEFERRED SETTLEMENT PAYABLE CONSOLIDATED ENTITY COMPANY $ m $ m 2008 2007 2008 2007 CURRENT Deferred settlement payable 10.8 — - — 10.8 — - — During the period the Consolidated Entity acquired shares previously held by minority interests in the controlled subsidiaries Equigold Mines CI SA and Equigold CI SA. The remaining balance payable at 31 December 2008 represents deferred settlement payable on the acquisition of these shares.NOTE 26: SHARE CAPITAL CONSOLIDATED ENTITY COMPANY $ m $ m 2008 2007 2008 2007 (a) Issued and paid up capital Ordinary shares Opening balance 2,319.7 1,027.1 2,319.7 1,027.5 New issues - Mineral Resources Lihir Limited 5.2 — 5.2 — New issues — Equigold acquisition 756.0 — 756.0 — New issues — Ballarat acquisition — 316.5 — 316.5 New issues — capital raising — 989.0 — 989.0 Less: Transaction costs — (11.6) — (11.6) Shares reclassified as treasury shares (1) (0.9) (1.3) (0.9) (1.7) Closing balance 3,080.0 2,319.7 3,080.0 2,319.7 Number of shares ’000 Number of shares ’000 2008 2007 2008 2007 (b) Issued and paid up capital Opening balance 1,903,912 1,284,049 1,903,912 1,284,225 New issues — capital raising — 508,277 — 508,277 New issues — Mineral Resources Lihir Limited 3,284 — 3,284 — New issues — Equigold acquisition 280,405 — 280,405 — New issues - Ballarat acquisition — 111,996 — 111,996 Shares reclassified as treasury shares(1) (546) (410) (546) (586) Closing balance 2,187,055 1,903,912 2,187,055 1,903,912 (1) The treasury restricted executive shares are shares purchased for the LESP (see Note 31, Share Based Payments). On consolidation, shares held under the LESP are offset against share capital.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 26: SHARE CAPITAL (continued) The Company’s securities consist of 2,188,187,031 ordinary shares (including 1,046,662 restricted executive and 161,527,405 class B shares). Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are those held by the Company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of the Company.In accordance with the PNG Companies Act 1997, par values are not attributable to shares and there is no authorised capital.Equigold acquisition In June 2008 under the scheme of arrangement for the merger with Equigold (see Note 30(a)), the Company issued 280.4 million shares with a value of $756 million to Equigold shareholders. The Equigold shareholders received 33 shares in the Company for every 25 Equigold NL shares held.Ballarat acquisition In March 2007 under the scheme of arrangement for the merger with Ballarat (see Note 30(b)), the Company issued 112.0 million shares with a value of $316.5 million to Ballarat shareholders. The Ballarat shareholders received five shares in the Company for every 54 Ballarat shares held.Capital raising On 17 April, 2007, the Company announced a 1 for 3 accelerated pro-rata entitlement offer at an issue price of A$2.30 per share and a placement of shares to institutional investors. As a result, 508.3 million new shares were issued, resulting in cash proceeds of $989.0 million. The purpose of the equity raising was to close out the Company’s gold hedge contracts, repay the 480,000 ounce gold loan, repay effectively all of the Company’s other secured debt facilities and provide funding for future developments including capital expenditure to complete the Ballarat East project.Mineral Resources Lihir LimitedIn March 2008 pursuant to a non-binding heads of agreement dated 28 March 2003 between the State (PNG), Mineral Resources Lihir Limited, LGL and other Lihirian entities, 3.2 million new shares were issued to Mineral Resources Lihir Limited. NOTE 27: RESERVES CONSOLIDATED ENTITY COMPANY $ m $ m 2007 2007 2008 Restated (1) 2008 Restated(1) (a) Reserves Hedging reserve – cash flow hedges (197.4) (221.9) (167.8) (221.9) Employee Share based payments reserve 8.8 3.3 8.8 3.4 Landowner Share based payments reserve — 5.2 — 5.2 Fair value reserve (0.8) 0.8 — — Foreign currency translation reserve (127.6) 42.6 — — Other reserves 4.4 — - — (312.6) (170.0) (159.0) (213.3) Movements: Hedging reserve – cash flow hedges Opening balance (221.9) (256.1) (221.9) (256.1) Fair value of cash flow hedges (32.7) (59.1) 0.5 (59.1) Deferred hedging gains / (losses) 76.7 97.8 76.7 97.8 Deferred taxation (19.5) (4.5) (21.0) (4.5) (197.4) (221.9) (165.7) (221.9) Employee share based payments reserve Opening balance 3.3 0.2 3.4 0.3 Share rights expensed 4.7 2.9 4.7 2.9 Deferred taxation 0.8 0.2 0.7 0.2 8.8 3.3 8.8 3.4 Landowners share based payments reserve Opening balance 5.2 5.2 5.2 5.2 Shares issued (5.2) — (5.2) — — 5.2 — 5.2

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 27: RESERVES (continued) CONSOLIDATED ENTITY COMPANY $ m US$ m 2007 2007 2008 Restated(1) 2008 Restated(1) Fair value reserve Opening balance 0.8 — - — Fair value of available for sale financial assets (2.0) 1.2 — — Deferred tax 0.4 (0.4) — — (0.8) 0.8 — — Foreign currency translation reserve Opening balance 42.6 — - — Currency translation differences arising during the year (158.5) 42.6 — — Deferred tax (11.7) — - — (127.6) 42.6 — — Other reserve Opening balance — - — — Purchase of minority interests 4.4 - — — 4.4 — - — (b) Retained Profits(1) Movements in retained profits / (losses) were as follows: Opening balance 18.8 42.9 17.9 42.7 Net profit for the year 109.3 (24.1) 103.1 (24.8) 128.1 18.8 121.0 17.9 (1) Restated (refer Note 35) Nature and purpose of reserves Hedging reserve — cash flow hedges The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in Note 1(xix). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.Employee share based payments reserveThe share-based payments reserve is used to recognise: x the fair value of options issued to employees but not exercised x the fair value of shares issued to employees x in the parent entity — the fair value of shares and options issued to employees of subsidiaries Landowner share based payments reserveThe landowner share-based payments reserve is used to recognise: x the fair value of shares issued to local landowners Other reserve Acquired value of previous minority interests.Fair value reserve Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve, as described in Note 1(xviii). Amounts are recognised in profit and loss when the associated assets are sold or impaired.Foreign currency translation reserve Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in Note 1(xxxii). The reserve is recognised in profit and loss when the net investment is disposed of.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 28: MINORITY INTERESTS CONSOLIDATED ENTITY $ m Minority interest in Equigold Mines Cote d’Ivoire SA 2008 2007 Share capital 31.1 — 31.1 — Minority interest in Equigold Cote d’Ivoire SA Share capital 31.1 — Retained earnings 0.9 — 32.0 — Movements in minority interest in retained earnings: Balance at the beginning of the year — — Interest in profit / (loss) after tax 0.9 — 0.9 — Total minority interests 32.0 — NOTE 29: INVESTMENTS IN SUBSIDIARIES Name of subsidiary % ownership interest Country of incorporation Niugini Mining Limited 100% Papua New Guinea Niugini Mining Australia Pty Ltd 100% Australia Lihir Management Company Limited 100% Papua New Guinea Lihir Business Development Limited 100% Papua New Guinea Lihir Services Australia Pty Limited 100% Australia Lihir Australian Holdings Pty Ltd 100% Australia Ballarat Goldfields Pty Ltd 100% Australia New Resource Pty Ltd 100% Australia Berringa Resources Pty Ltd 100% Australia Ballarat West Goldfields Pty Ltd 100% Australia Corpique No. 21 Pty Ltd 100% Australia Equigold Pty Limited 100% Australia Swindon Holdings Pty Ltd 100% Australia Stanmines Pty Limited 100% Australia Kim Resources Pty Limited 100% Australia Equigold Mines CI SA 90% Cote d’Ivoire Equigold CI SA 98% Cote d’Ivoire CONSOLIDATED ENTITY COMPANY $ m $m 2008 2007 2008 2007 Shares in subsidiaries — - 1,371.4 495.3 Less: Provision against investment — - (1.3) (1.3) — - 1,370.1 494.0 Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in Note 38.In June 2008 the Consolidated Entity acquired 100% of Equigold Pty Limited (formerly Equigold NL) (“Equigold”). Equigold NL has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines Pty Limited (formerly Stanmines NL) (“Stanmines”) and Kim Resources Pty Limited (formerly Kim Resources NL) (“Kim Resources”), and two of which are incorporated in Cote d’Ivoire: Equigold Mines Cote d’Ivoire SA (85% interest) and Equigold Cote d’Ivoire SA (95% interest). In December 2008 the Consolidated Entity acquired an additional 5% interest in Equigold Mines Cote d’Ivoire SA and 3% interest in Equigold Cote d’Ivoire SA from the respective minority interests.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 30: BUSINESS COMBINATION a) Current year business combinations Equigold NL In June 2008 the group acquired 100% of Equigold. Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines, and Kim Resources and two of which are incorporated in Cote d’Ivoire: Equigold Mines Cote d’Ivoire SA (85% interest) and Equigold Cote d’Ivoire SA (95% interest). Under the scheme of arrangement for the merger, Equigold shareholders received 33 shares in the Company for every 25 Equigold shares held.If the acquisition had occurred on 1 January 2008, consolidated revenue for the year ended 31 December 2008 would have been $819.8 million (compared to $755.6 million).It is impractical to disclose the net profit or loss of the acquiree that would have been included in the consolidated entity’s profit for the year ended 31 December 2008 due to differences in accounting policies and presentation currency of the acquiree.The Company has provisionally determined the acquisition accounting with work continuing during the first half of 2009 to finalise the valuation of and accounting for the assets and liabilities. Details of the provisional fair value of the assets and liabilities acquired are as follows: Carrying value Fair value* Provisional adjustments fair value US$ m US$ m Cash and cash equivalents 14.4 — 14.4 Receivables 8.3 — 8.3 Inventories 12.7 5.9 18.6 Other assets 0.3 — 0.3 Deferred mining costs 2.9 — 2.9 Property, plant, equipment and capitalised exploration 159.0 (38.0) 121.0 Mineral reserves and resources — 624.1 624.1 Exploration potential — 162.3 162.3 Intangibles assets — 16.2 16.2 Available for sale financial asset 6.8 — 6.8 Accounts payable & accrued liabilities (16.8) — (16.8) Contingent liabilities** — (10.0) (10.0) Provisions (13.1) - (13.1) Derivative financial instruments (52.8) — (52.8) Deferred income tax assets / (liabilities) 21.5 (209.5) (188.0) Borrowings (49.0) — (49.0) Net assets 94.2 551.0 645.2 Goodwill arising on business combination * — 165.2 165.2 Minority interests — (49.1) (49.1) Total cost 94.2 667.1 761.3 * The goodwill balance is a result of the acquisition of certain assets for which a deferred tax liability is recognised on acquisition that differs from the available tax base of these assets.** In attributing value to the potential exploration projects acquired, it has been assumed that through the realisation of these projects the Cote d’Ivoire government will take a 10% stake on any projects that proceed to operate as mining projects. This potential 10% interest has been recognised as a contingent liability.The fair values are provisional as the merger was completed with effect from 17 June 2008. Provisional fair values may be used for a period of 12 months from acquisition.During the 12 month period from acquisition date an independent valuer will continue to assess the final fair value of identifiable net assets and liabilities of Equigold. The independent valuation will determine the final allocation of the excess across property, plant and equipment, intangible assets, deferred tax assets and liabilities and other assets and liabilities and relevant minority interests in these assets and liabilities.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 30: BUSINESS COMBINATION (continued) US$ m Purchase consideration Shares issued (280,405,288 shares at A$2.87 at rate of US$0.9394 per A$ 1) 756.0 Direct costs relating to the acquisition 5.3 761.3 Reconciliation to cash flow Year ended 31 December 2008 US$ m Acquisition of subsidiary net of cash acquired: Cash balances acquired 14.4 Less: direct cash costs of acquisition (5.3) Net cash inflow 9.1 b) Prior year business combinationsIn February 2007 the group acquired 100% of Ballarat Goldfields Pty Limited (formerly Ballarat Goldfields NL) (“Ballarat Goldfields”). At 31 December 2007 the fair value of the identifiable assets and liabilities was provisional. In 2008, the acquisition accounting was finalised as follows: Provisional fair value Adjustments (1) Final as previously reported US$ m US$ m Cash and cash equivalents 22.6 - 22.6 Receivables 0.7 — 0.7 Inventory 0.4 — 0.4 Prepayments 0.1 — 0.1 Property, plant and equipment 27.2 — 27.2 Intangibles — exploration rights, mining information and forestry licence 46.3 — 46.3 Development property — mining tenements 225.0 (5.1) 219.9 Development property – development assets 47.6 — 47.6 Deferred tax asset 20.8 8.5 29.3 Accounts payable (3.9) — (3.9) Borrowings (1.1) — (1.1) Provisions (1.0) — (1.0) Deferred tax liability (68.0) 1.2 (66.8) Net assets 316.7 4.6 321.3 Goodwill arising on business combination (2) 36.3 (4.6) 31.7 Total cost 353.0 — 353.0 (1) The main adjustments relate to finalisation of the available tax losses and tax obligations on acquisition and the associated iterative effect on mining tenements, goodwill and deferred tax liabilities. As required under IFRS 3, all adjustments have been presented as if the accounting had been completed on acquisition. (2) The goodwill balance is a result of the acquisition of certain assets for which a deferred tax liability is recognised on acquisition that differs from the available tax base of these assets

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 30: BUSINESS COMBINATION (continued) US$ m Purchase consideration 316.5 Shares issued 33.0 Cash paid 3.5 Direct costs relating to the acquisition 353.0 Reconciliation to cash flow 31 December 2007 US$ m Acquisition of subsidiary net of cash acquired: Cash balances acquired 22.6 Less: direct cash costs of acquisition (3.0) Net inflow of cash 19.6 NOTE 31: SHARE BASED PAYMENTS a) Lihir Executive Share Plan The Lihir Executive Share Plan (the “LESP”) is an annual incentive plan under which participants are granted a specified number of share rights. The Board has the discretion to invite executives to participate in the LESP. It is the intention of the Board that invitations to participate in the LESP will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the Company and its return to shareholders. A share right is a right to acquire an ordinary share in the Company for no consideration. Share rights are issued for $NIL consideration. Share rights have no voting rights or right to dividends until vested. The holders of share rights are entitled to participate in bonus share issues. Share rights cannot be transferred and are not quoted on any stock exchange. For each grant of share rights, the Board will set performance conditions that must be satisfied over a performance period before the share rights will vest. At the end of the performance period, the performance conditions are tested. To the extent that the Board determines the performance conditions have been met, the share rights will vest. Share rights will only be tested against the applicable performance hurdles or conditions once (although the Board reserves to itself the right to retest performance in exceptional circumstances). Where the Board determines that the performance conditions have not been met or only met in part, then all or the balance of share rights subject to that condition shall not vest and will automatically lapse.Vested share rights will lapse if they are not exercised within 10 years of their effective date of grant. The effective date of grant is the date so specified in the invitation relating to the share rights, or if no such date is specified in the invitation, the actual date of grant of the share rights. Specific rules apply in the event of a participant ceasing employment with the Company or any of its associated companies. If share rights vest and the participant exercises those rights, the Company is obliged to provide the participant with a corresponding number of Company shares, either by procuring the transfer of shares or issuing new shares. In the case of a transfer, the shares are purchased on-market for the participant and the Company funds the acquisition of shares on his or her behalf. Generally, all participants are required to hold the shares acquired upon exercise of share rights for a minimum period of three years after the relevant testing date. The participant is required to enter into a Deed of Undertaking with the Company agreeing to the restriction on disposal. b) Fair value of share rights granted Where share rights are subject to performance conditions, these conditions include total shareholder return (TSR) metrics. Where the vesting of share rights is subject to performance conditions, in general, the TSR hurdle must be satisfied. The assessed fair value at grant date of share was independently determined using a Monte Carlo option pricing model, which incorporates market based performance conditions such as total shareholder return.The model inputs for share rights granted during the year ended 31 December 2008 included: (a) Exercise price: $ nil (2007 — $ nil) (b) Expected volatility: 46.9% (2007 — 42%) (c) Risk-free interest rate: 6.81% (2007 — 6.12%) (d) Expected life of rig ht (years): 10 years (2007 – 10 years) (e) Weighted average share price at grant date: $2.98 (2007 – $3.08) (f) Expected dividend yield: 0% (2007 — 0%)

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 31: SHARE BASED PAYMENTS (continued) The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for any expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The historical Company share price data used to calculate the volatility was obtained from an independent external market data source. A three-year volatility annualised measure was used for the purposes of generating the indicative valuations. The expected rate of return used in the valuations was set equal to the Commonwealth Government Bond rate with a yield-to-maturity that is equivalent to the performance/vesting period. c) Summary of movements and other information Details of share rights granted under the LESP to 31 December 2008 are: Per share right Number Number Number indicative granted exercised forfeited Number Number Exercise value Performance Number at during during during Other outstanding exercisable price US$ US$ conditions 1-Jan-08 period period period Changes (1) at 31-Dec-08 at 31-Dec-08 — 2.529 1 163,183 — (114,133) (46,944) 31,238 33,344 33,344 — 2.602 2 167,192 — (4,459) — (151,182) 11,551 11,551 - 1.928 3 250,763 — (213,395) — 24,061 61,429 61,429 — 1.978 4 250,775 — (213,396) — 24,052 61,431 61,431 — - 5 7,603 — (1,192) — - 6,411 6,411 — 1.542 6 1,840,903 2,154,285 — (48,313) — 3,946,875 — — 1.507 7 1,840,928 2,154,307 — (48,313) — 3,946,922 - Total 4,521,347 4,308,592 (546,575) (143,570) (71,831) 8,067,963 174,166 (1) This represents the transfer of some of the share rights from performance condition 2 evenly across performance conditions 1, 3 & 4.Details of share rights granted under the LESP to 31 December 2007 are: Per share right Number Number Number Number Number indicative granted exercised forfeited outstanding exercisable Exercise value Performance Number at during during during at 31-Dec- at 31-Dec- price US$ US$ conditions 1-Jan-07 period period period 07 07 — 2.529 1 120,814 123,870 (48,940) (32,561) 163,183 39,313 — 2.501 2 165,961 123,876 (122,645) — 167,192 43,316 - 1.943 3 181,213 185,791 (102,597) (13,644) 250,763 64,972 — 1.892 4 181,221 185,801 (102,603) (13,644) 250,775 64,974 — - 5 — 40,731 (33,128) — 7,603 7,603 — 1.562 6 — 1,840,903 — - 1,840,903 - - 1.506 7 — 1,840,928 — - 1,840,928 — Total 649,209 4,341,900 (409,913) (59,849) 4,521,347 220,178 The following share rights were exercised during the financial year Number exercised Exercise date Weighted average price at exercise date (1) 546,575 23 – 29 Sep 2008 A$ 2.75 (1) Purchased over a 7 day period due to restrictions on the volume that could be traded on any one day.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 31: SHARE BASED PAYMENTS (continued) Expenses arising from share-based payment transactions Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows: CONSOLIDATED ENTITY COMPANY $ m $ m 2008 2007 2008 2007 Executive share plan 4.7 2.9 0.9 0.7 4.7 2.9 0.9 0.7 Whilst the equity instruments are issued by the Company, where the employee services are provided to other entities within the Consolidated Entity the expenses are transferred accordingly. The performance conditions attaching to each tranche of share rights are as follows: 1. Individuals are set key performance indicators (KPI’s) based around the Company’s performance in line with Board policies to raise the long-term value of the Company. The performance conditions were assessed by the Board. This performance condition was assessed by the Board against changes in the net present value of the Company. This assessment was to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors. Certain potential sources of change in the Company’s net present value were not included in the assessment of this performance condition as they have been assessed by the Board to be beyond the individuals’ control and the control of the management team generally.2. This performance condition was assessed by the Board by reference to the performance of the: - Company’s “total shareholder return” or TSR over the performance period from the VWAP Month Employed until the testing date using the VWAP (volume weighted average share price); and — Average “total shareholder return” of the Comparator Group using the Comparator Group’s VWAP for the same time periods as applicable above. Total shareholder return or TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxations. 3. This performance condition was assessed to the extent to which the Company’s TSR increased over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date VWAP. 4. This grant was made to existing participants who held share rights at the time of the 3 for 1 Entitlement offer and were unable to participate in the offer due to trading restrictions leading up to the capital raising. In recognition of Participants in the LESP not being eligible to participate in the Entitlement Offer, the directors resolved that the number of share rights vested for each Participant be adjusted to take into account each Participant’s entitlement to share rights had they been eligible to participate. The grant is subject to the same three year service period restrictions. 5. This performance measure will be assessed on the extent to which Company’s TSR increases over the performance period compared to growth in the TSX Global Gold Index (“Index”) over the performance period.6. This performance measure will be assessed on the extent to which the Company’s TSR increases over the performance period compared to the TSR growth of companies in the Comparator Group over the performance period.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 32: RELATED PARTY TRANSACTIONS Transactions between related parties were made on normal commercial terms and conditions and at market rates. Directors’ interests are outlined in the Directors’ Report. CONSOLIDATED ENTITY COMPANY $ m $ m 2008 2007 2008 2007 Amounts included in the determination of profit from ordinary activities before taxation that resulted from transactions with related parties: Lihir Services Australia Pty Ltd supplies management services and bears expenses on behalf of the Company which are subsequently recharged to the Company — Management fees — - 25.6 16.1 — - 25.6 16.1 Share-based payment to related company — - 0.9 0.7 Loans to / (from) related parties CONSOLIDATED ENTITY COMPANY $ m $ m 2008 2007 2008 2007 Loans from subsidiaries and controlled entities Beginning of the year — - (60.9) (53.3) Loans advanced — - 81.6 30.3 Loan repayments made — - (76.9) (37.9) End of year - - (56.2) (60.9) * Intercompany advances are interest free and repayable on demand NOTE 33: KEY MANAGEMENT PERSONNELDirectorsThe following persons were directors of the Company during the financial year: (i) Chairman — Non-Executive Dr Ross Garnaut (ii) Executive Directors Mr Arthur Hood, Managing Director (iii) Non-Executive Directors Mr Bruce Brook Dr Peter Cassidy Dr Michael Etheridge Mrs Winifred Kamit Mr Geoff Loudon Mr Alister Maitland Other key management personnelThe following persons also had authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, directly or indirectly, during the financial year: Name Position Employer Phil Baker Chief Financial Officer Lihir Services Australia Pty Ltd Stuart MacKenzie Group Secretary and General Counsel Lihir Services Australia Pty Ltd Graham Folland Executive General Manager Corporate Development Lihir Services Australia Pty Ltd Noel Foley Executive General Manager, PNG Operations Lihir Gold Limited Mark Clark Executive General Manager West Africa and Corporate Lihir Services Australia Pty Ltd Services (appointed 17 June 2008, resigned 31 October 2008) Morgan Hart Executive General Manager Australia and Africa Operations Lihir Services Australia Pty Ltd (appointed 17 June 2008, resigned 31 December 2008) Tim Fry Executive General Manager West Africa and Corporate Lihir Services Australia Pty Ltd Services (appointed 1 November 2008)

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 33: KEY MANAGEMENT PERSONNEL (continued) During the period ended 31 December 2008 the organisational structure was changed such that the number of key management personnel reporting directly to the Managing Director was reduced. For 2007, the following persons were key management personnel: Name Position Employer Phil Baker Chief Financial Officer Lihir Services Australia Pty Ltd (from 21 January 2007) Joe Dowling General Manager Corporate Affairs Lihir Services Australia Pty Ltd Murray Eagle General Manager External Affairs & Sustainable Lihir Gold Limited Development Noel Foley Executive General Manager, Operations Lihir Gold Limited Graham Folland General Manager Corporate Development Lihir Services Australia Pty Ltd Paul Fulton Chief Financial Officer Lihir Services Australia Pty Ltd (from 1 January 2007 to 20 January 2007) Richard Laufmann Executive General Manager Australian Operations and Lihir Services Australia Pty Ltd Business Development (from 8 March 2007 to 8 June 2007) Stuart MacKenzie Group Secretary and General Counsel Lihir Services Australia Pty Ltd Wojciech Ozga General Manager, Ballarat Operations Lihir Services Australia Pty Ltd (from 8 March 2007, resigned 31 January 2008) Ron Yung General Manager Organisation Performance Lihir Services Australia Pty Ltd a) Key management personnel compensation CONSOLIDATED ENTITY COMPANY $ $ 2008 2007 2008 2007 Short-term employee benefits 3,923,907 4,884,602 315,087 2,947,013 Post-employment benefits 308,711 424,112 85,251 234,748 Termination benefits — 842,467 — - Long-term benefits 26,517 25,967 — 16,187 Share-based payments 2,650,240 1,920,781 260,007 1,830,400 6,909,375 8,097,929 660,345 5,028,348 b) Equity instrument disclosures relating to key management personnelShare rights provided as remuneration Details of share rights provided as remuneration, together with terms and conditions of the share rights, can be found in the remuneration report on pages 8 -14.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 33: KEY MANAGEMENT PERSONNEL (continued) Share right holdings Details of share rights granted under the LESP are: 2008 Balance at Equity settled Balance at start of the compensation Equity settled Other end of the Vested and Name year (rights issue) compensation Exercised changes year exercisable Unvested Directors of Lihir Gold Limited Mr Arthur Hood 1,667,724 — 1,649,164 (129,249) (85,028) 3,102,611 — 3,102,611 Other key management personnel of the Consolidated Entity Phil Baker 251,786 — 192,711 — - 444,497 45,074 399,423 Mark Clark — - — - — - — - Noel Foley 242,342 — 183,644 (41,996) (1,388) 382,602 — 382,602 Graham Folland 204,343 - 158,705 (33,355) (451) 329,242 — 329,242 Tim Fry — - — - — - — - Morgan Hart — - — - — - — - Stuart MacKenzie 179,821 — 136,033 (30,989) — 284,865 — 284,865 2,546,016 — 2,320,257 (235,589) (86,867) 4,543,817 45,074 4,498,743 2007 Balance at Equity settled Balance at start of the compensation Equity settled Other end of the Vested and Name year (rights issue) compensation Exercised changes year exercisable Unvested Directors of Lihir Gold Limited Mr Arthur Hood 181,677 4,061 1,531,194 (49,208) — 1,667,724 — 1,667,724 Other key management personnel of the Consolidated Entity Phil Baker — - 251,786 — - 251,786 - 251,786 Joe Dowling 35,945 3,072 160,679 (37,220) (1,797) 160,679 — 160,679 Murray Eagle 54,225 3,547 213,977 (4,634) (2,711) 264,404 51,514 212,890 Noel Foley 47,926 4,139 242,342 (50,148) (1,917) 242,342 — 242,342 Graham Folland 41,080 1,593 206,297 (42,984) (1,643) 204,343 — 204,343 Stuart MacKenzie 13,734 4,634 176,422 (14,969) - 179,821 — 179,821 Wojciech Ozga — - 165,235 — - 165,235 — 165,235 Ron Yung 18,885 1,235 196,949 (19,307) (1,171) 196,591 — 196,591 Paul Fulton — - — - — - — - 393,472 22,281 3,144,881 (218,470) (9,239) 3,332,925 51,514 3,281,411

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 33: KEY MANAGEMENT PERSONNEL (continued) Share holdings The numbers of ordinary shares in the Company held during the financial year by each director of Lihir Gold Limited and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below. 2008 Received during the year on the Balance at the exercise of share Other changes Balance at the Name start of the year rights during the year end of the year Directors of Lihir Gold Limited Dr Ross Garnaut 101,523 — 12,000 113,523 Mr Arthur Hood 353,704 129,249 35,000 517,953 Mr Bruce Brook 33,334 - 20,000 53,334 Dr Peter Cassidy 44,301 — 44,301 Dr Michael Etheridge 61,728 — 61,728 Mrs Winifred Kamit 2,667 — 2,667 Mr Geoff Loudon 143,840 — 143,840 Mr Alister Maitland 30,864 50,000 80,864 Other key management personnel of the Consolidated Entity Phil Baker 10,000 — (10,000) — Stuart MacKenzie 14,969 30,989 — 45,958 Graham Folland 47,651 33,355 7,642 88,648 Noel Foley 97,070 41,996 11,500 150,566 Morgan Hart 1,386,000 — (389,510) 996,490 Tim Fry — 2,457 2,457 2007 Received during the year on the Balance at the exercise of share Other changes Balance at the Name start of the year rights during the year end of the year Directors of Lihir Gold Limited Dr Ross Garnaut 53,225 — 48.298 101,523 Mr Arthur Hood 228,371 49,208 76,125 353,704 Mr Bruce Brook 10,000 — 23,334 33,334 Dr Peter Cassidy 33,225 — 11,076 44,301 Dr Michael Etheridge — - 61,728 61,728 Mrs Winifred Kamit 2,000 — 667 2,667 Mr Geoff Loudon 143,840 — - 143,840 Mr Alister Maitland — - 30,864 30,864 Other key management personnel of the Consolidated Entity Phil Baker — - 10,000 10,000 Joe Dowling 15,000 37,220 5,000 57,220 Murray Eagle(1) — 4,634 — 4,634 Noel Foley 35,191 50,148 11,731 97,070 Graham Folland 3,500 42,984 1,167 47,651 Stuart MacKenzie — 14,969 — 14,969 Wojciech Ozga(1) - 54,000 54,000 Ron Yung 2,000 19,307 667 21,974 (1) Employment with Consolidated Entity ceased on 31 January 2008.

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 33: KEY MANAGEMENT PERSONNEL (continued) c) Outstanding balances receivable from key management personnel Details of outstanding balances receivable from directors of the Company and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below. Aggregates for key management personnel Number in Interest paid Consolidated Balance at the and payable for Interest not Balance at the Entity at the end Consolidated Entity start of the year the year charged end of the year of the year $ $ $ $ 2008 — - — - — 2007 — - 373 8,769 1(1) The amounts shown for interest not charged in the tables above represent the amount of interest that would have been charged on an arm’s-length basis. (1) An allowance for doubtful receivables was recognised in 2007 in relation to this stay bonus to recognise that the key management personnel will not be required to repay the stay bonus while he remains employed by the Company. The loan was fully forgiven during the year ended 31 December 2008. The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2008 fall into the following bands: Remuneration and benefit band Number of employees $US 2008 2007 $ 30,001 — $ 40,000 13 37 $ 40,001 — $ 50,000 74 27 $ 50,001 — $ 60,000 55 24 $ 60,001 — $ 70,000 75 20 $ 70,001 - $ 80,000 77 26 $ 80,001 — $ 90,000 55 13 $ 90,001 — $ 100,000 45 11 $100,001 — $ 110,000 29 15 $110,001 — $ 120,000 30 17 $120,001 — $ 130,000 41 36 $130,001 — $ 140,000 30 24 $140,001 — $ 150,000 25 29 $150,001 — $ 160,000 16 21 $160,001 — $ 170,000 21 20 $170,001 — $ 180,000 17 37 $180,001 — $ 190,000 10 10 $190,001 — $ 200,000 15 2 $200,001 — $ 210,000 8 2 $210,001 — $ 220,000 6 4 $220,001 — $ 230,000 3 1 $230,001 — $ 240,000 2 1 $240,001 — $ 250,000 3 3 $250,001 — $ 260,000 4 3 $260,001 — $ 270,000 2 4 $270,001 — $ 280,000 2 1 $280,001 — $ 290,000 3 — $300,001 — $ 310,000 1 — $310,001 — $ 320,000 4 — $340,001 — $ 350,000 2 — $350,001 — $ 360,000 3 1 $360,001 — $ 370,000 1 1 $450,001 — $ 460,000 — 1 $470,001 — $ 480,000 — 1 $480,001 — $ 490,000 — 1 $530,001 — $ 540,000 1 — $610,001 — $ 620,000 — 1 $640,001 — $ 650,000 1 1 $650,001 — $ 660,000 — 1 $660,001 — $ 670,000 1 — $730,001 — $ 740,000 1 -

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 34: RETIREMENT BENEFITS The Company participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $3.3 million (2007: $1.4 million). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions. NOTE 35: COMPARATIVE RESTATEMENT Comparative period adjustments to income statement items CONSOLIDATED ENTITY COMPANY 2007 2007 2007 2007 US$ m US$ m US$ m US$ m As reported adjustment As restated As reported adjustment As restated (a)/(b) Income tax benefit (11.7) - (11.7) (10.2) (1.8) (12.0) Comparative period adjustments to balance items CONSOLIDATED ENTITY COMPANY 2007 2007 2007 2007 US$ m US$ m US$ m US$ m As reported adjustment As restated As reported adjustment As restated (a) Deferred tax asset 92.1 9.2 101.3 92.1 9.2 101.3 (c) Property, plant and equipment 1,430.6 (5.6) 1,425.0 1,032.0 — 1,032.0 (c) Intangible assets 98.4 (4.9) 93.5 - — — (b)/(c) Deferred tax liability (50.8) 8.7 (42.1) — - — (a)/(b) Opening retained earnings (11.4) (7.4) (18.8) (8.7) (7.4) (17.9) a) A restatement of deferred tax balances was undertaken in Lihir Gold Limited which was attributable to the Lihir Island operation and was made to reconcile the previously reported tax balances to amendments sought for various income tax returns for the periods 1998-2004. The effect of this restatement in 2007 was an increase of $1.8m in deferred tax benefit in the year ended 31 December 2007, an increase of $7.4m in opening retained earnings at 1 January 2007 and an increase of $9.2m in deferred tax assets. b) Deferred income tax expense increased by $1.8m to reflect an accounting adjustment in relation to opening deferred tax adjustments in Ballarat Goldfields NL. c) Finalisation of the Ballarat business combination and subsequent adjustments to the provisional accounting values as illustrated in Note 30 (b) and translation of these final adjustments to the closing $US rate at 31 December 2007. NOTE 36: AUDITOR’S REMUNERATION During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices: CONSOLIDATED ENTITY COMPANY $ $ 2008 2007 2008 2007 (a) Assurance services Audit services PricewaterhouseCoopers, PNG Firm 239,420 154,843 239,420 154,843 PricewaterhouseCoopers, Other Overseas Firms 957,680 530,295 957,680 530,295 Total remuneration for audit services 1,197,100 685,138 1,197,100 685,138 Other assurance services PricewaterhouseCoopers, PNG Firm — 16,026 — 16,026 PricewaterhouseCoopers, Other Overseas Firms 422,752 625,664 422,752 613,656 Total remuneration for other assurance services 422,752 641,690 422,752 629,682 Total remuneration for assurance services 1,619,852 1,326,828 1,619,852 1,314,820

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 36: AUDITOR’S REMUNERATION (continued) CONSOLIDATED ENTITY COMPANY $ $ 2008 2007 2008 2007 (b) Taxation services PricewaterhouseCoopers 141,453 53,598 141,453 53,598 Total remuneration for taxation services 141,453 53,598 141,453 53,598 NOTE 37: CAPITAL AND LEASING COMMITMENTS Operating lease commitments Non-cancellable operating lease commitments contracted for at balance date but not yet incurred are as follows: CONSOLIDATED ENTITY COMPANY $ m $m 2008 2007 2008 2007 Payable — not later than one year 2.2 0.7 1.3 — - later than one year but not later than 2 years 0.9 0.5 — - — later than two years but not later than 5 years 1.2 0.7 — - — later than 5 years 0.1 — — - 4.4 1.9 1.3 - The major operating leases relate to corporate building leases of $3 million through to 2014. Finance lease commitments CONSOLIDATED ENTITY COMPANY $ m $m 2008 2007 2008 2007 Payable — not later than one year 0.3 0.4 — - — later than one year but not later than 2 years 0.2 0.4 — - - later than two years but not later than 5 years — 0.3 — - Total minimum lease payments 0.5 1.1 - — Future finance charges — (0.1) — - Total finance lease liability 0.5 1.0 — - Representing lease liabilities: Current 0.3 0.3 — - Non-current 0.2 0.7 — - 0.5 1.0 — - The Consolidated Entity’s Australian subsidiary Ballarat lease plant and equipment under finance leases expiring within 1 – 5 years. Capital expenditure commitments CONSOLIDATED ENTITY COMPANY $ m $ 000 2008 2007 2008 2007 Capital expenditure commitments contracted for: Payable — not later than one year 83.7 9.0 74.0 7.3 Payable – not later than two years 13.2 — 13.2 — 96.9 9.0 87.2 7.3 The major items of capital commitment are: Lihir Island: ($82.4m for the Million Ounce Plant Upgrade project), Lihir Island: ($4.9m for other equipment purchases), Ballarat: ($4.9m water purification plant and tailings storage upgrade and $1.2m other equipment purchases), Bonikro: ($2.8m dump trucks and other equipment).

LIHIR GOLD LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS NOTE 38: CONTINGENT LIABILITIES AND CONTINGENT ASSETS Contingent liabilities A wholly-owned subsidiary, Niugini Mining Limited (“NML”), has been subject to a claim originally initiated in 1997 for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The original claim was dismissed in July 2006 and the claimants’ appeal against that decision was dismissed by the Supreme Court of PNG in June 2007. The claimants’ brought a fresh claim in the National Court containing the same allegations and cause of action as in the claim dismissed in July 2006. NML has filed a defence in the National Court and an application to have the claim dismissed on the basis of being statute-barred and is currently awaiting a date for hearing following an earlier date being vacated at the judge’s request. NML intends to defend the claim vigorously. The Entity has a number of bank guarantees in favour of various government agencies and service providers. The total nominal amount of these guarantees at 31 December 2008 is A$16.2 million (2007: $A1.1 million). Contingent assets As a result of the sale of Highlake Resources NL which held tenements at Campbelltown, Maryborough & Dunolly during 2004, Ballarat is entitled to receive a 1% royalty of any gold recovered from these tenements at no future cost to Ballarat. NOTE 39: EARNINGS PER SHARE The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At 31 December 2008 no options were outstanding. CONSOLIDATED ENTITY COMPANY $ m $ m 2008 2007 2008 2007 Net profit / (loss) attributable to ordinary shareholders 109.3 (24.1) 103.1 (24.8) Weighted average number of ordinary shares (thousands) 2,057.3 1,713.8 2,057.3 1,713.8 Basic EPS (cents/share) 5.3 (1.4) 5.0 (1.5) Diluted number of ordinary shares (thousands) 2,058.7 1,717.4 2,058.7 1,717.4 Diluted EPS (cents/share) 5.3 (1.4) 5.0 (1.5) Reconciliation of weighted average number of ordinary shares 2008 2007 2008 2007 Weighted average number used in calculating basic earnings per share (in millions) 2,057.3 1,713.8 2,057.3 1,713.8 Adjustments for calculation of diluted earnings per share: Contingently issuable shares — 3.3 — 3.3 Effect of share options on issue 1.4 0.3 1.4 0.3 Weighted average number used in calculating diluted earnings per share (in millions) 2,058.7 1,717.4 2,058.7 1,717.4 NOTE 40: DIVIDENDS PER SHARE No dividends were declared or paid in 2008 or in 2007. NOTE 41: SUBSEQUENT EVENTS There are no matters that have arisen since 31 December 2008 that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years as at the date of this report.

DIRECTORS’ DECLARATION In the opinion of the directors: 1. The financial statements and notes of the Company and of the Consolidated Entity: a. comply with International Financial Reporting Standards and other mandatory professional reporting requirements; and, b. give a true and fair view, in all material respects, of the financial position as at 31 December 2008 and performance of the Company and the Consolidated Entity for the year ended on that date; and are in accordance with the Papua New Guinea Companies Act 1997. 2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. The Directors in making this declaration have received appropriate certification from the Managing Director and Chief Financial Officer. On behalf and in accordance with a resolution of the board, Ross Garnaut Arthur Hood Chairman Managing Director 19 February 2009 19 February 2009

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS PricewaterhouseCoopers ABN 52 780 433 757 6th Floor Credit House Cuthbertson Street Independent auditor’s report to the shareholders of po box 484 Lihir Gold Limited PORT MORESby PAPA NEW GUINEA Telephone (675) 321 1500 Report on the financial report and the IAS 24 remuneration Facsimile (675) 321 1428 disclosures contained in the directors’ report www.pwc.com.pg We have audited the accompanying financial report of Lihir Gold Limited (the ‘Company’), which comprises the statements of financial position as at 31 December 2008, and the statements of comprehensive income, statements of changes in equity and statements of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Lihir Gold Limited and the Lihir Gold Limited Group (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled at the year’s end or from time to time during the financial year We have also audited the remuneration disclosures contained in the directors’ report under the heading “Remuneration report” in pages 8 to 14 of the directors’ report. Directors’ responsibility for the financial report and the /AS 24 remuneration disclosures contained in the directors’ report The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with International Reporting Financial Standards, other generally accepted accounting practice in Papua New Guinea and with the requirements of the Papua New Guinea Corporations Act 1997. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors of the Company are also responsible for the remuneration disclosures contained in the directors’ report. Auditor’s responsibility Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with International Standards on Auditing. These Standards on Auditing require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors’ report based on our audit. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors’ report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors’ report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors’ report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS Report on other legal and regulatory requirements The Papua New Guinea Companies Act 1997 requires that carrying out our audit we consider and report to you on the following matters. We confirm that: i) in our opinion proper accounting records have been kept by the Company and the consolidated entity, so far as appears from our examination of those records; ii) we have obtained all the information and explanations we required. PricewaterhouseCoopers Brett Entwistle 19 February 2009 Partner Chartered Accountants Registered under the Accountants Act 1996 Port Moresby

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors’ report. Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit. Our audit did not involve an analysis of the prudence of business decisions made by directors or management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions. Independence In conducting our audit, we have complied with the independence requirements of the CPA Papua New Guinea and the Companies Act 1997 Auditor’s opinion on the financial report In our opinion: (a) the financial report of Lihir Gold Limited is in accordance with the Papua New Guinea Companies Act1997, including: (i) giving a true and fair view of the Company’s and consolidated entity’s financial position as at 31 December 2008 and of their performance for the year ended on that date; and (ii) complying with International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea. Report on the IAS 24 remuneration disclosures contained in the directors’ report In our opinion, the remuneration disclosures contained in pages 8 to 14 of the directors’ report comply with section 300A of the Australian Corporations Act 2001 Matters relating to the electronic presentation of the audited financial report This auditor’s report relates to the financial report and remuneration disclosures contained in the directors’ report of the Company for the year ended 31 December 2008 included on Lihir Gold Limited’s web site. The Company’s directors are responsible for the integrity of the Lihir Gold Limited web site. We have not been engaged to report on the integrity of this web site. The auditor’s report refers only to the financial report and remuneration disclosures contained in the directors’ report named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements or the remuneration disclosures contained in the directors’ report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration disclosures contained in the directors’ report to confirm the information included in the audited financial report and remuneration disclosures contained in the directors’ report presented on this web site.

FURTHER INFORMATION CONTACT FOR INVESTOR INFORMATION: Joe Dowling GM Corporate Affairs Tel: + 61 7 3318 3308 Mobile: +61 421 587 755 Email: joe.dowling@LGLgold.com Joel Forwood Manager Investor Relations Tel: +61 7 3318 3331 Mobile: + 61 438 576 579 Email: joel.forwood@LGLgold.com Web site: www.LGLgold.com SHAREHOLDER ENQUIRIES: Queries related to share registry matters should be directed to: Computershare Investor Services Le*vel 19, 307 Queen Street Brisbane, Queensland 4000 Tel: 1300 552 270 or +61 7 3237 2100 Fax: +61 7 3237 2152 Website: www.computershare.com E-mail: web.queries@computershare.com.au ADR DEPOSITORY: The Bank of New York Depositary Receipts Division 101 Barclay St 22nd Floor New York NY 10286 USA Tel: +1 212 815 3700 Fax: +1 212 571 3050 Website: www.adrbny.com PRINCIPAL OFFICE Level 7, Pacific Place Cnr Champion Parade & Musgrave Street Port Moresby, Papua New Guinea CORPORATE OFFICE: Level 9, 500 Queen Street Brisbane, Queensland 4000 Australia STOCK EXCHANGE LISTINGS Australian Stock Exchange (LGL) Nasdaq National Market (LIHR) Port Moresby Stock Exchange (LHG) Toronto Stock Exchange (LGG) ISSUED CAPITAL The current ordinary issued capital of the company is 2,188,187,031 ordinary shares (including 1,046,662 restricted executive shares and 161,527,405 class B shares). DIRECTORS Ross Garnaut — Chairman Arthur Hood - Managing Director Bruce Brook Peter Cassidy Michael Etheridge Winifred Kamit Geoff Loudon Alister Maitland GROUP SECRETARY Stuart MacKenzie FORWARD LOOKING STATEMENTS Certain information contained in this document, including any information as to LGL’s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by LGL, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Australian dollar or PNG Kina versus the U.S. dollar); fluctuations in the spot and forward price of gold or other commodities; changes in interest rates that could impact the mark to market value of outstanding derivative instruments; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Papua New Guinea, Australia, or other countries in which LGL does or may carry on business in the future; business opportunities that may be presented to, or pursued by, LGL; LGL’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in LGL’s credit rating; and disputes over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, geothermal events, unusual or unexpected rock formations, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertaintie s and contingencies can affect LGL’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, LGL. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements contained in this Document are qualified by these cautionary statements. Specific reference is made to LGL’s most recent Form 20-F on file with the US Securities and Exchange Commission for a discussion of some of the factors underlying forward-looking statements. LGL expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Cautionary Note to U.S. Investors The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.